Exhibit 99.1

Independent auditor's report

To the Board of Directors and Stockholders

Suzano S.A.

Opinion

We have audited the accompanying consolidated financial statements of Suzano S.A. and its subsidiaries which comprise the balance sheets as at December 31, 2019 and the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Suzano S.A. and its subsidiaries as at December 31, 2019, and their financial performance and their cash flows for the year then ended, as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter

We draw your attention to Note 3.2.1 to these financial statements, which describes that the consolidated financial statements as at December 31, 2019 are not comparable with the consolidated financial statements as at December 31, 2018 due to the conclusion of the business combination of Fibria in January 3, 2019 (Note 1.2) and subsequent merge into Suzano in April 1, 2019. Our opinion is not qualified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We planned and performed our audit for 2019 based on the Company and its subsidiaries’ 2019 operations and transactions. Accordingly, the key audit matters, as well as our audit approach, were similar to those of the prior year, adjusted to include the key audit matter for the acquisition of Fibria Celulose S.A. ("Fibria") which was concluded in January 2019. These new procedures included the business combination accounting and disclosures as well as testing of the corresponding goodwill.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Fair value of biological assets (Notes 3.1.6 and 13)

The parent company and consolidated eucalyptus forests are classified as biological assets which amounts RS 10,571,499 thousand and are measured at fair value under the discounted cash flow method, less estimated costs to sell at the point of harvest. This method uses data and assumptions that require management to apply significant judgment. Estimates are made of the annual average growth rate of the forests and also include estimates for the price of wood across varied locations.

We focused on this matter in our audit because of these inherent risks, as the subjective nature of the assumptions require management to apply judgment which could affect the determination of the fair value and the corresponding results.

Our audit procedures included, among others, obtaining an understanding of and testing internal controls used by management to measure fair value. The assessment methodology, data and assumptions were also tested.

With the assistance of our biological asset assessment specialists, we analyze the discounted cash flow method and the model’s logic and the arithmetic consistency. We defined the key assumptions from an audit perspective and evaluated it against external sources. We also evaluated the professional qualifications and the nature of their work for the external specialists contracted by management to support on the accounting practices uniformization process by the entities, encompassed by the Fibria business combination.

With respect to the determination of the price of wood across varied areas, we assessed the reasonableness of management’s estimates and compared them to the Company’s formation costs. We assessed the disclosures in the notes to determine consistency with the related accounting standards and with the underlying calculation bases.

The audit procedures indicated the assessment model to be consistent with market practices and the underlying data and assumptions to be properly supported.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Fibria business combination (Note 1.2.1)

The Company acquired control of Fibria on January 3, 2019 for R$ 37,236,854 thousand, generating goodwill of R$ 7,897,051 thousand.

Considerable judgement is required in purchase accounting to estimate factors including the date of acquisition of control, the purchase price allocation of assets acquired and liabilities assumed and the resultant goodwill. These estimates may rely on internal and external specialists to determine the value of customer relationships and the fair value of contingencies, among others. The estimates are based on subjective data and assumptions, including the churn rate, estimated discount cash flows, estimated chances of loss classified as possible and remote among others. These variables increase measurement and the purchase price allocation risks.

The relevance of the amounts and the nature of the estimates, which rely on management’s judgment to determine the purchase price allocation, could significantly affect the measurement of the assets acquired and liabilities assumed. We therefore selected this area for focus during our audit.

Our audit procedures included, among others, (i) reading the key documents supporting the Fibria acquisition; and (ii) analyzed the principal decisions underlying management’s basis for determining the effective acquisition date.

We evaluated management’s processes, the completeness and integrity of the databases and calculation models used for the purchase price allocation.

We compared, for completeness and the initial point of reference, the book value derived from Fibria's audited financial statements to that used in the purchase price allocation, including the adoption of the new accounting standards as from January 1, 2019. We also reviewed management's assessment of potential differences between the Company’s and Fibria’s accounting practices.

We evaluated the professional qualifications of the external specialists contracted by management and the nature of their work in issuing their purchase price allocation report and reasonableness of the method used. We also discussed the key assumptions used in the identification and measurement of the fair value of assets acquired and liabilities assumed, comparing these with historical information and with observable market/industry data.

We examined the key accounting and tax effects arising from the measurement at fair value of the assets acquired and liabilities assumed and the disclosures in the financial statements.

Our audit procedures confirmed the appropriateness of the methodology, the judgments and the assumptions used are reasonable and the disclosures are consistent with the data and information obtained.

Provisions for tax judicial liabilities (Note 20)

The Company and its subsidiaries are party to legal and administrative tax, social security, labor, and civil proceedings arising from the normal course of their businesses. The provision for judicial liabilities balance was R$ 3,480,208 thousand and R$ 3,512,477 thousand, respectively, as of December 31, 2019 and which R$ 3,049,788 thousand and R$ 3,052,370 thousand are related to tax provision for probable losses.	Our audit procedures included, among others, understanding the internal controls designed by management to identify and record provisions, monitor the progress of legal tax proceedings and prepare the related disclosures in the financial statements.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Tax proceedings are affected by interpretations of tax regulations, tax assessment notices and other matters. Under advice of its internal and external legal advisors, management estimates the likely outcomes of these cases and records provisions when losses are considered probable and provides disclosing when losses are possible.

Management’s judgment is required to determine the likelihood of loss and amounts at risk, relying on subjective inputs and legal precedent which may evolve over time and over which management has no control, we decided to focus on this matter during our audit.

Together with our tax specialists, we obtained an understanding of the background to the ongoing contingencies and lawsuits. We examined the supporting documentation used for management's assessment, including the determination of amounts and the positions of external legal counsel. We assessed and discussed the reasonableness of management's conclusions.

We requested and obtained direct confirmation from external legal counsel who accompany the proceedings at the administrative and judicial levels.

We tested, on a sample basis, the calculations of the provision and disclosure amounts and assessed whether these comply with the related accounting standards and are aligned with the supporting documentation.

Our audit procedures confirmed the appropriateness of management's conclusions. These were consistent with the related supporting documentation, including the positions taken by internal and external legal counsel, and with our understanding of the related proceedings. Disclosures made in the consolidated financial statements were consistent with these findings.

Impairment of intangible assets (Note 16)

Goodwill of R$ 7,897,051 thousand, supported by the expected future profitability from the acquisition of Fibria in January 2019, is included in the Company's intangible assets and allocated to the pulp segment.

Projections are used to support the recovery of the goodwill using data and assumptions which require significant judgment by management. Estimates are made for future average net pulp prices, foreign exchange and discount rates and the definition of the cash generating unit, among others. Management applied the value in use model based on discounted cash flows.

We decided to focus on this area in our audit because of the significance of the balances and the variable nature of the assumptions that affect the estimated recovery of the balances and, consequently, could impact the consolidated financial position and results of operations.

Our audit procedures included, among others, obtaining an understanding and testing management’s internal controls designed to measure the recoverable value, the assessment methodology, the underlying data and assumptions, and criterion used to define the cash-generating unit.

With the support of our valuation specialists, we evaluated the discounted cash flow methodology, its related logic and arithmetic consistency and the discount rate used.

We compared the key audit assumptions, such as average net pulp price and foreign exchange and discount rates with specialized journals. We performed sensitivity analyses to assess whether potential individual or cumulative variations justified the recoverable and carrying amounts. For other assumptions and inputs, we analyzed the consistency of historic trends. We also assessed the professional qualifications of the external specialists contracted by management and the nature of their work performed in estimating the recoverable amount.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Our audit procedures confirmed the appropriateness the data, assumptions and methodology used to assess the recoverable amount. These were consistent with market prices and the related disclosures in the consolidated financial statements.

Other information accompanying the consolidated financial statements and the auditor's report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 12, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

José Vital Pessoa Monteiro Filho

Contador CRC 1PE016700/O-0

Suzano S.A. Consolidated financial statements Year ended December 31, 2019 and 2018 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2019	December 31, 2018
ASSET
CURRENT
Cash and cash equivalents	5	3,249,127	4,387,453
Marketable securities	6	6,150,631	21,098,565
Trade accounts receivable	7	3,035,817	2,537,058
Inventories	8	4,685,595	1,853,104
Recoverable taxes	9	997,201	296,832
Derivative financial instruments	4	260,273	352,454
Advances to suppliers	10	170,481	98,533
Assets held for sale			5,718
Other assets		335,112	169,175
Total current assets		18,884,237	30,798,892

NON-CURRENT
Marketable securities	6	179,703
Recoverable taxes	9	708,914	231,498
Deferred taxes	12	2,134,040	8,998
Derivative financial instruments	4	838,699	141,480
Advances to suppliers	10	1,087,149	218,493
Judicial deposits		268,672	129,005
Other assets		228,881	93,935

Biological assets	13	10,571,499	4,935,905
Investments	14	322,446	14,338
Property, plant and equipment	15	41,120,945	17,020,259
Right of use	19.1	3,850,237
Intangible	16	17,712,803	339,841
Total non-current		79,023,988	23,133,752
TOTAL ASSET		97,908,225	53,932,644

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019 and 2018 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2019	December 31, 2018
LIABILITIES
CURRENT
Trade accounts payable	17	2,376,459	632,565
Loans, financing and debentures	18.1	6,227,951	3,426,696
Lease liabilities	19.2	656,844
Derivative financial instruments	4.5	893,413	596,530
Taxes payable		307,639	243,835
Payroll and charges		400,435	234,192
Liabilities for assets acquisitions and subsidiaries	23	94,414	476,954
Dividends payable		5,720	5,434
Advance from customers		59,982	75,159
Other liabilities		456,338	367,313
Total current liabilities		11,479,195	6,058,678

NON-CURRENT
Loans, financing and debentures	18.1	57,456,375	32,310,813
Lease liabilities	19.2	3,327,226
Derivative financial instruments	4.5	2,024,500	1,040,170
Liabilities for assets acquisitions and subsidiaries	23	447,201	515,558
Provision for judicial liabilities	20	3,512,477	351,270
Employee benefit plans	21	736,179	430,427
Deferred taxes	12	578,875	1,038,133
Share-based compensation plans	22	136,505	124,318
Other liabilities		121,723	37,342
Total non-current liabilities		68,341,061	35,848,031
TOTAL LIABILITIES		79,820,256	41,906,709

EQUITY	25
Share capital		9,235,546	6,241,753
Capital reserves		6,416,864	674,221
Treasury shares		(218,265)	(218,265)
Retained earnings reserves		317,144	2,992,590
Other reserves		2,221,341	2,321,708
Controlling shareholder´s		17,972,630	12,012,007
Non-controlling interest		115,339	13,928
Total equity		18,087,969	12,025,935
TOTAL LIABILITIES AND EQUITY		97,908,225	53,932,644

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		12 months YTD
	Note	December 31, 2019	December 31, 2018	December 31, 2017
NET SALES	28	26,012,950	13,443,376	10,580,673
Cost of sales	30	(20,743,482)	(6,922,331)	(6,496,304)
GROSS PROFIT		5,269,468	6,521,045	4,084,369

OPERATING INCOME (EXPENSES)
Selling	30	(1,905,279)	(598,726)	(423,325)
General and administrative	30	(1,173,358)	(825,209)	(528,974)
Income from associates and joint ventures	14	31,993	7,576	5,872
Other, net	30	405,754	(96,875)	140,510
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		2,628,578	5,007,811	3,278,452

NET FINANCIAL INCOME (EXPENSES)	27
Financial expenses		(4,178,848)	(1,500,374)	(1,218,476)
Financial income		493,246	459,707	305,778
Derivative financial instruments		(1,075,252)	(2,735,196)	73,271
Monetary and exchange variations, net		(1,964,927)	(1,066,650)	(179,413)
NET INCOME (LOSS) BEFORE TAXES		(4,097,203)	165,298	2,259,612

Current income taxes	12	(246,110)	(586,568)	(202,187)
Deferred income taxes	12	1,528,571	741,084	(236,431)
NET INCOME (LOSS) FOR THE YEAR		(2,814,742)	319,814	1,820,994

Attributable to
Controlling shareholders’		(2,817,518)	319,693	1,820,994
Non-controlling interest		2,776	121

Earnings (loss) per share	26
Basic		(2.08825)	0.29236	1.66804

Diluted		(2.08825)	0.29199	1.66433

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

CONSOLIDATE STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	12 months YTD
	December 31, 2019	December 31, 2018	December 31, 2017
Net income (loss) for the year	(2,814,742)	319,814	1,820,994
Items that will not be reclassified to profit or loss
Exchange rate variation and fair value on financial assets measured at fair value through of comprehensive income
Ensyn Corporation (1)	3,153
CelluForce Inc.	1,667
Spinnova Oy (1)	(1,244)
Tax effect of the above items	(1,216)
Subsidiary effect	2,749
Tax effect of the subsidiary effect	(935)
Actuarial gain (loss)	(147,640)	(69,305)	4,173
Tax effect on actuarial liabilities	50,198	23,564	(1,419)
	(2,908,010)	274,073	1,823,748

Item that may be subsequently reclassified to profit or loss
Exchange variation on conversion of financial statements and on foreign investments	45,819	137,546	38,006

Total comprehensive income (loss)	(2,862,191)	411,619	1,861,754

Attributable to
Controlling shareholders’	(2,864,967)	411,498	1,861,754
Non-controlling interest	2,776	121

1)	In 2019 the Company revaluated the investment, previously classified as financial investment measured through other comprehensive income, note 3.1.5.

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share Capital				Capital reserves					Retained earnings reserves
	Share Capital	Share issuance costs	Tax incentives	Stock options granted	Share issuance costs	Other	Treasurys shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
Balances at December 31, 2016	6,241,753		199,402	19,754	(15,442)		(273,665)		316,526	1,206,874	115,220		2,314,567		10,124,989		10,124,989
Total comprehensive income (loss)
Net income for the year														1,820,994	1,820,994		1,820,994
Actuarial gain net of deferred taxes													2,754		2,754		2,754
Exchange variation on conversion of financial statements of foreign subsidiaries													38,006		38,006		38,006
Transactions with shareholders
Stock option program				1,521											1,521		1,521
Sale of treasury shares to meet stock-based compensation plan							8,514								8,514		8,514
Treasury shares acquired							(82)								(82)		(82)
Interest on own capital														(199,835)	(199,835)		(199,835)
Reversal of time-barred dividends														29	29		29
Internal changes in equity:
Realization of deemed cost, net of deferred taxes													(56,999)	56,999
Cancelation of treasury							17,107							(17,107)
Reserve for tax incentives Sudene-reduction of 75%			196,604											(196,604)
Transfer between reserves									90,372	1,074,444	119,380			(1,284,196)
Issue of treasury shares to employees				(7,038)			7,038
Minimum mandatory dividends														(180,280)	(180,280)		(180,280)
Balances at December 31, 2017	6,241,753		396,006	14,237	(15,442)		(241,088)		406,898	2,281,318	234,600		2,298,328		11,616,611		11,616,611
Total comprehensive income (loss)
Net income (loss) for the year														319,693	319,693	121	319,814
Actuarial gain (loss) net of deferred taxes													(45,741)		(45,741)		(45,741)
Exchange variation on conversion of financial statements of foreign subsidiaries													137,546		137,546		137,546
Transactions with shareholders:
Stock options granted				5,170											5,170		5,170
Sale of treasury shares to meet stock-based compensation plan							8,516								8,516		8,516
Non-controlling interest arising on business combination																13,807	13,807
Reversal of time-barred dividends											66				66		66
Internal changes in equity:
Realization of deemed cost, net of deferred taxes													(68,424)	68,424
Stock options granted				(14,307)			14,307
Reserve for tax incentives Sudene-reduction of 75%			288,557											(288,557)
Dividends distributed
Constitution of special statutory reserve											7,882			(7,882)
Constitution of the legal reserve									15,917					(15,917)
Constitution of a reserve for capital increase										70,940				(70,940)
Dividends										(29,976)					(29,976)		(29,976)
Unclaimed dividends forfeited										(596,534)		596,534
Dividends subject to approval
Minimum mandatory dividends														(3,466)	(3,466)		(3,466)
Unrealized net revenue of 2017										4,880	62			(1,355)	3,588		3,588
Balances at December 31, 2018	6,241,753		684,563	5,100	(15,442)		(218,265)		422,815	1,730,629	242,612	596,534	2,321,708		12,012,007	13,928	12,025,935
Total comprehensive income
Net (loss) for the year														(2,817,518)	(2,817,518)	2,776	(2,814,742)
Other comprehensive income for the year													(47,449)		(47,449)		(47,449)
Transactions with shareholders
Loss absorption								(684,563)	(105,671)	(1,730,629)	(242,612)			2,763,475
Share capital increase (note 1.1.1.1 and 22.1)	3,027,528														3,027,528		3,027,528
Share issuance costs (1)		(33,735)			15,442										(18,293)		(18,293)
Stock options granted				879											879		879
Non-controlling interest arising from business combination																98,635	98,635
Unclaimed dividends forfeited														1,125	1,125		1,125
Dividends paid (note 22.2)												(596,534)			(596,534)		(596,534)
Internal changes in equity			(684,563)					684,563
Transfers of tax incentives
Realization of deemed cost, net of taxes													(52,918)	52,918
Issue of common shares related to business combination (note 1.1.1.1)						6,410,885									6,410,885		6,410,885
Balances at December 31, 2019	9,269,281	(33,735)		5,979		6,410,885	(218,265)		317,144				2,221,341		17,972,630	115,339	18,087,969

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2019	December 31, 2018	December 31, 2017
OPERATING ACTIVITIES
Net income (loss) for the year	(2,814,742)	319,814	1,820,994
Adjustment to
Depreciation, depletion and amortization (note 30)	4,286,730	1,563,223	1,402,778
Amortization of fair value adjustment on business combination with Fibria/Facepa/Ibema (note 30)	3,651,005
Amortization of right of use (note 30)	154,217
Amortization of fair value adjustment on business combination with Fibria classified at financial results (note 27)	(38,960)
Interest expense on lease liabilities	226,103
Results from sale, disposals and provision for losses (impairment) of property, plant and equipment and biological assets, net (note 30)	77,930	13,580	37,702
Income from associates and joint ventures (note 14.2)	(31,993)	(7,576)	(5,872)
Exchange rate and monetary variations, net (note 27)	1,964,927	1,446,207	2,273
Interest expenses with financing and loans, debentures and debentures, net (note 27)	3,358,806	872,208	852,030
Accrual of interest on marketable securities	(31,368)	(127,037)	(24,234)
Amortization of fundraising costs (notes 18.2)	185,807	44,499	49,517
Derivative (gains) losses, net (note 27)	1,075,252	2,735,196	(73,271)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (note 9 and 20.3)	(128,115)
Fair value adjustment of biological assets (note 12 and 30)	(185,399)	129,187	(192,504)
Deferred income tax and social contribution expenses (note 12.1)	(1,528,571)	(741,084)	241,869
Interest on employee benefits (note 20.2)	44,496	35,920	38,022
Provision/(reversal) for judicial liabilities	26,807	13,285	35,645
Allowance for doubtful accounts, net (note 7.3)	(12,286)	6,450	32,397
Provision for (reversal of) inventory losses and write-offs		(25,096)	26,653
Partial write-off of intangible assets (8.1)	107,269		18,845
Provision for loss of ICMS credits, net	129,283
Other	(56,517)	235,081	60,267

Decrease (increase) in assets:
Trade accounts receivables	991,476	(186,026)	(726,808)
Inventories	873,420	(622,151)	115,493
Recoverable taxes	241,934	50,960	8,702
Other assets	(26,478)	(12,720)	414,818

Increase (decrease) in liabilities:
Trade accounts payables	(1,555,697)	1,473	63,236
Taxes payable	370,923	567,868	864,315
Payroll and charges	(234,948)	(100,124)	(135,053)
Other liabilities	(62,294)	225,616	(133,819)
Cash provided by operations, net	11,059,017	6,438,753	4,793,995
Payment of interest with financing, loans and debentures	(2,977,957)	(806,758)	(1,006,869)
Interest received from marketable securities	(112,898)	(135,265)	(598,617)
Payment of income taxes	(391,725)	(327,282)	(121,177)
Cash provided by operating activities	7,576,437	5,169,448	3,067,332
INVESTING ACTIVITIES
Additions to property, plant and equipment (note 15)	(2,001,674)	(1,251,486)	(859,880)
Additions to intangible assets (note 16)	(17,715)	(7,217)	(8,054)
Additions to biological assets (note 13)	(2,849,038)	(1,164,995)	(912,368)
Proceeds from sale of assets	198,644	95,481	84,694
Increase of capital in subsidiaries and associates	(45,856)
Marketable securities, net	19,378,893	(19,340,022)	687,274
Advance for acquisition of wood from operations with development	(355,447)	1,402	527
Acquisition of subsidiaries, net cash (note 1.2.1.2)	(26,002,540)	(294,473)
Other investments	(286)
Cash used in investing activities, net	(11,695,019)	(21,961,310)	(1,007,807)
FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	18,993,837	25,645,822	2,561,954
Payment of derivative transactions (note 4.5.4)	(135,449)	(1,586,415)	39,695
Payment of loans, financing and debentures (note 18.2)	(13,994,708)	(3,738,577)	(4,533,736)
Payment of dividends	(606,632)	(210,205)	(570,568)
Payment of leases (note 19.2)	(645,071)
Sale of treasury shares to meet stock-based compensation plan	(879)	8,514	8,514
Liabilities for assets acquisitions and subsidiaries	(479,480)	(84,090)	(117,865)
Repurchase of treasury shares			(83)
Other financing	10,191
Cash provided (used) by financing activities, net	3,141,809	20,035,049	(2,612,089)
Exchange variation on cash and cash equivalents	(161,553)	67,433	14,700
Increase (reduction) in cash and cash equivalents	(1,138,326)	3,310,620	(537,864)
Cash and cash equivalents at the beginning for the year	4,387,453	1,076,833	1,614,697
Cash and cash equivalents at the end for the year	3,249,127	4,387,453	1,076,833
Statement of increase (reduction) in cash and cash equivalents	(1,138,326)	3,310,620	(537,864)

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

1	COMPANY´S OPERATIONS

Suzano S.A., (current corporate name of Suzano Papel e Celulose S.A., as approved by Extraordinary General Meeting hold on April 1st, 2019), together with its subsidiaries (“Suzano” or collectively “Company”), is a public company with its headquarters office in the city of Salvador, State of Bahia, Brazil.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3. On December 10, 2018, Suzano began trading its American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange under the ticker SUZ, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”).

After conclusion of business combination with Fibria Celulose S.A. (“Fibria”), on January 14, 2019, the Company now holds 11 industrial units, located in Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis (Bahia, State) and Mucuri (Bahia, State), Fortaleza (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano (São Paulo, State) and Três Lagoas (Mato Grosso, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its subsidiaries in Argentina, the United States of America, Switzerland and Austria and its sales offices in China.

The Company's corporate purpose also includes the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 45.85% of the common shares of its share capital.

These consolidated financial statements was approved by the Board of Directors on February 12, 2019.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	December 31, 2019	December 31, 2018
AGFA – Com. Adm. e Participações Ltda.	Holding	Brazil	Direct	Consolidated	100%	100%
Asapir Produção Florestal e Comércio Ltda. (1)	Eucalyptus cultivation	Brazil	Direct	Consolidated	100%	50%
CelluForce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8,3%
Comercial e Agrícola Paineiras Ltda.	Lease of reforestation land	Brazil	Direct	Consolidated	100%	100%
Ensyn Corporation	Bio fuel research and development	United States of America	Direct	Equity	25.3%
Eucalipto Holding S.A. (2)	Holding	Brazil	Direct	Consolidated		100%
Facepa - Fábrica de Papel da Amazônia S.A.	Industrialization and commercialization of tissue paper	Brazil	Direct/Indirect	Consolidated	92.8%	92,8%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100%
Fibria Overseas Holding KFT. (3)				Consolidated	100%
Fibria Terminais Portuários S.A.	Port operation	Brazil	Direct	Consolidated	100%
FuturaGene AgriDev Xinjiang Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100%	100%
FuturaGene Biotechnology Shangai Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100%	100%
FuturaGene Brasil Tecnologia Ltda.	Biotechnology research and development	Brazil	Direct/Indirect	Consolidated	100%	100%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100%	100%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100%	100%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100%	100%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100%	100%
FuturaGene Ltd.	Biotechnology research and development	England	Indirect	Consolidated	100%	100%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Indirect	Consolidated
F&E Tecnologies LLC	Biofuel production, except alcohol	United States of America	Direct	Equity	50%
Gansu FuturaGene Biotech Co. Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100%	100%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Joint venture	49.9%	49.9%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100%	100%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100%	100%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100%	100%
Ondurman Empreendimentos Imobiliários Ltda.	Lease of reforestation land	Brazil	Direct/Indirect	Consolidated	100%	100%
Paineiras Logística e Transporte Ltda.	Road freight transport	Brazil	Direct /Indirect	Consolidated	100%	100%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100%
Rio Verde Participações e Propriedades Rurais S.A. (3)	Forest assets	Brazil	Indirect	Consolidated	100%
Spinnova Oy	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	24,06%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of computer paper and materials	Argentine	Direct /Indirect	Consolidated	100%	100%
Sun Paper and Board Limited (4)	Shared expenses			Consolidated	100%	100%
Suzano Áustria GmbH	Business office	Austria	Direct	Consolidated	100%	100%
Suzano Canada Inc. (5)	Lignin research and development	Canada	Direct	Consolidated	100%
Suzano International Trade GmbH (6)	Business office	Austria	Direct	Consolidated	100%
Suzano Luxembourg (7)	Financial fundraising	Luxembourg	Direct	Consolidated	100%	100%
Suzano Participações do Brasil Ltda (8)	Holding	Brazil	Direct	Consolidated	100%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100%	100%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100%	100%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100%	100%
Suzano Trading International KFT (9)	Business office	Hungary	Direct	Consolidated	100%
Veracel Celulose S.A. (10)	Industrialization, commercialization and exportation of pulp	Brazil	Joint operation	Consolidated	50%

1)	The full control was acquired arising from the business combination with Fibria.

2)	Company merged on January 2, 2019, as mentioned in note 1.2.1.1.

3)	Company established as a result of corporate restructuring on December 12, 2019.

4)	Company dissolution on June 2, 2019.

5)	Corporate name changed on September 30, 2019, former Fibria Innovations Inc.

6)	Corporate name changed on August 28, 2019, former Fibria International Trade GmbH.

7)	Company dissolution on September 17, 2019.

8)	Corporate name changed on December 06, 2019, former F&E Participações do Brasil Ltda.

9)	Corporate name changed on August 9, 2019, former Fibria Trading International.

10)	Joint operation with Stora Enso, a company located in Amsterdan.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

1.2.	Major events in the year ended

1.2.1.	Business combination with Fibria

On January 3, 2019, acquisition date of control by Suzano, after all fulfilled conditions for the conclusion of business combination and shareholding base, Fibria’s shares were exchanged for Suzano’s shares and on January 14, 2019, Suzano concluded the corporate reorganization process, following the terms of the Agreement signed by both entities on March 15, 2018.

The transferred consideration by Suzano for acquisition of control of Fibria, defined in terms of the Agreement, was as follows:

1.2.1.1.	Share exchange ratio

On January 2, 2019, according to Notice to Shareholders, the exchange ratio of the common shares issued by Eucalipto Holding S.A. (“Holding”) held by Fibria’s shareholders for shares issued by Suzano was adjusted from 0.4611 to 0.4613, being the exchange ratio of 0.4613 considered as final. The adjustment in the exchange ratio, compared to the originally announced, was due to (i) a change in the total number of shares issued by Fibria ex-treasury and disregarding the shares resulting from the vesting of option plans between those in the Protocol and Justification and that date of 553,080,611 shares for 553,733,881 shares and (ii) alteration of the number of shares issued by Suzano ex-treasury and disregarding the shares resulting from the vesting of option plans between that contained in the Protocol and Justification and that present date of 1,091,984,141 shares to 1,093,784,141 shares.

As consequence of this adjustment, (i) Suzano issued, as a result of the merger of the Holding, 255,437,439 new common shares in the market value of R$36.95, totaling amount of R$9,438,413, of which R$3,027,528 was recognized as capital increase and R$6,410,885, as capital reserve and (ii) the amount attributed to Suzano's common share to calculate the capital gain, as disclosed in the Notice of Shareholders on November 29, 2018, increased from R$15.38 attributed to 0.4611 common share for R$15.39 attributed to 0.4613 common share of Suzano.

1.2.1.2.	Cash installment

On January 10, 2019, by means of the Notice to Shareholders, the Company communicated the final value of the Adjusted Cash Installment, corresponding to the redemption value of each Holding's redeemable preferred share, originally equivalent to R$52.50, (i) reduced by the amount of dividends declared by Fibria on December 3, 2018 and paid in Brazil on December 12, 2018 in the amount of R$5.03 per share issued by Fibria (ii) plus R$2.73, corresponding to the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on 252 business days, measured and disclosed daily by B3 ("DI Rate"), between March 15, 2018 and the Expiration Date of the Transaction including January 10, 2019 (including) and January 14, 2019 (including), the DI Rate was estimated at 6.40% per annual, with a total and final amount of R$50.20 per share, making up the final amount of the Adjusted Cash Amount of R$27,797,441.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The amounts mentioned above are gross, not considering any tax impacts on the payment to Fibria Resident or Non-Resident Shareholders, which are detailed in the Notice to Shareholders disclosed on November 29, 2018.

Suzano performed a valuation analysis of the fair value of the assets acquired and liabilities assumed of Fibria and, using the total transferred consideration for the Merger, and allocated for such assets and liabilities.

The following table summarizes the final purchase price allocation based on the appraisal report prepared by an independent and specialized entity:

Cash consideration	27,797,441
Issuance of shares by Suzano	9,438,413
Total consideration	37,235,854

Book value of Fibria's shareholders' equity	14,149,004
Write-off of the book value of existing goodwill, net of the deferred income taxes	(3,495,077)
Mandatory minimum dividends (eliminated from the balance sheet at the date of acquisition)	724,829
Book value of Fibria's shareholders' equity, net of goodwill	11,378,756

Fair value adjustment on business combination with Fibria (assets and liabilities):
Inventories	2,178,903	(1)
Property, plant and equipment	9,362,315	(2)
Customer relationship	9,030,779	(3)
Port assets	749,060	(4)
Contingent liabilities	(2,970,546	) (5)
Loans and financing	(59,921	) (6)
Taxes recoverable	(235,843	) (7)
Other assets and liabilities, net	451,624	(8)
Deferred taxes, net	(546,324	) (9)
Total impact of fair value	17,960,047
Goodwill on the expectation of future profitability	7,897,051	(10)

1)	Measured considering the balance of finished products based on selling price, net of selling expenses and an accepted margin based on the results achieved in 2018.

2)	Determined based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

3)	In order to determine the fair value adjustment in the customer portfolio, the income approach and the method were used to measure the present value of the income that will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria's sales data and the churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was measured using estimated discounted cash flows.

4)	Fibria has concession contracts and port assets to assist in port operations in Brazil. For fair value measurement of these assets was considered the income approach, the Multi Period Excess Earnings Method (“MPEEM”) that measures the present value of the income that will be generated during the remaining useful life of the asset and method of direct cost differential.

5)	In the business combination, for the contingencies fair value measurement, whose chances of loss were classified as possible and remote, Fibria's Management and its external and independent advisors were considered for their fair values, whose amounts were measured based on the analyzes of Company’s external lawyers.

6)	The adjustment to fair value of loans and financing was measured based on the fair value of the Bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date on December 31, 2018.

7)	For the measurement of the fair value of the taxes to be recovered, the amount to be recovered, discounted to the present value considering the expected Selic rate for the tax period, was considered.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

8)	In other net assets and liabilities, including supply contracts, accounts receivable and advances to suppliers, the income evaluation methodology, the present value and the direct cost differential were used.

9)	Deferred asset on income tax on fair value adjustments of assets of Veracel and Portocel. For the remaining fair value, we did not recognize deferred liability on income taxes liabilities due to Fibria’s Legal Merger in April 2019.

10)	Goodwill is attributable to the strong market position and expected future profitability of Fibria in negotiations in the eucalyptus pulp market.

For more information on the business combination refer Note 14.4.

1.2.2.	Approval of the legal merger of Fibria

On April 1st, 2019, the Company approved in the Extraordinary Shareholders Meeting of Suzano the legal merger of Fibria, a wholly-owned subsidiary of Suzano, with the transfer of all its equity to Suzano and its consequent winding up ("Legal Merger"), provided that the share capital of the Company not changed due to the Legal Merger. Because of the Legal Merger, the Suzano succeeded Fibria in all its rights and obligations.

The following table summarizes, the main items balance sheet of Fibria as of March 31, 2019.

ASSETS		LIABILITIES
CURRENT		CURRENT
Cash and cash equivalents	29,086	Loans and financing	816,180
Marketable securities	2,734,027	Lease liabilities	420,241
Derivative financial instruments	256,675	Trade accounts payable	955,210
Trade accounts receivable	3,572,059	Derivative financial instruments	254,444
Inventories	1,714,560	Payroll and charges	104,246
Recoverable taxes	768,439	Taxes payable	36,057
Other assets	161,238	Related parties	1,179,254
	9,236,084	Dividends payable	4,015
		Other liabilities	946,099
			4,715,746
NON CURRENT		NON CURRENT
Marketable securities	175,559	Loans and financing	8,139,390
Derivative financial instruments	723,084	Derivative financial instruments	678,833
Recoverable taxes	546,234	Lease liabilities	1,972,531
Deferred taxes	1,364,363	Related parties	16,305,560
Advances to suppliers	696,767	Employee benefits	144,557
Judicial deposits	190,533	Provision for judicial liabilities	190,698
Other assets	100,877	Other liabilities	175,934
			27,607,503

Biological assets	4,355,102
Investments	9,481,900
Property, plant and equipment	14,633,114
Right of use	2,301,427	TOTAL LIABILITIES	32,323,249
Intangible assets	118,920
	34,687,880	Equity	11,600,715

TOTAL ASSETS	43,923,964	TOTAL EQUITY AND LIABILITIES	43,923,964

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements are prepared in accordance with and in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

The Company’s consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the financial statements, when applicable, were also expressed in thousands, unless otherwise stated.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. The accounting practices requiring a higher level of judgment and which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in Note 3.2.34.

The consolidated financial statements were prepared on the historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;

(ii)	share-based payments and employee benefits measured at fair value; and

(iii)	biological assets measured at fair value.

The main accounting polices applied in the preparation of these consolidated financial statements are presented in note 3.

The consolidated financial statements were prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with the accounting polices consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2018, except for the application of the new accounting pronouncements and new accounting policies as of January 1, 2019, as described in the Note 3.1.

The consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company and Fibria for the year ended December 31, 2018, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements.

The accounting policies have been consistently applied to all consolidated companies.

3.1.	New and changes in the accounting policies adopted

3.1.1.	Lease – IFRS 16

The Company adopted IFRS 16 as of January 1, 2019. This standard determines that lessees must recognize future liabilities in their liabilities and their right to use the leased asset for all lease agreements, with exemption allowed to short-term or low-value contracts. Short-term or low-value contracts for the exemption of the standard refers to contracts where the individual value of the assets is lower than U.S.$5 and maturity date is before 12 months, represented, mainly, by equipment of technology and vehicles. The Company adopted the standard using a modified retrospective approach that does not require the restatement of the comparative balances.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

In adopting IFRS 16, the Company recognized the gross PIS/COFINS lease liabilities in relation to the agreements that meet the definition of lease, whose liabilities were measured at the present value of the remaining lease payments, discounted based on the incremental loan nominal rate. Assets associated with the right of use were measured at the amount equal to the lease liability on January 1st, 2019, with no impact on retained earnings.

The Company used the following practical expedients allowed by the standard:

(i)	the use of a single discount rate for a portfolio of leases with similar characteristics;

(ii)	leases whose maturity will occur within 12 months of the date of initial adoption of the standard, accounting was as short-term leases directly in the income statement;

(iii)	the accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value;

(iv)	the use of hindsight in determining the lease term, when the agreement contains options to extend or terminate the lease; and

(v)	the Company excluded initial direct costs of measuring the right to use asset at the date of initial adoption.

The effects of adopting this new standard are set forth in Note 19.

3.1.2.	Uncertainty over Income Tax Treatments – IFRIC 23

The interpretation is applicable when there are uncertainties as to the acceptance of the treatment by the Fiscal Authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

The Company has evaluated the changes introduced by this new standard and based on the analysis carried out, did not identify material impacts on its consolidated financial statements, or modify the recognition and measurement of uncertainties about tax treatment of income.

3.1.3.	Fair value amortization of subsidiaries

Fair value amortization of assets and liabilities are classified in cost of goods sold, selling, general and administrative expenses, other operating income (expenses) net and financial result, according to the realization of the items that originated them.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

3.1.4.	Comparability of the statement of cash flows

The Company made certain reclassifications on its statements of cash flows regarding the year ended December 31, 2018 and 2017, substantially in operating activities, for a better comparison with the Statements of cash flows for the year ended December 31, 2019.

3.1.5.	Revaluation of investment – Ensyn and Spinnova Oy

Ensyn and Spinnova investments were previously classified as financial investment measured through other comprehensive income. However, respectively in the second and third quarter of 2019, based on the shareholders’ agreement and recent capital contribution to Ensyn and Spinnova, the Company increased their stake in these investments and obtained significant influence.

Therefore, respectively, as from the second and third quarter of 2019, the Company has recorded their investments prospectively under the equity method using the fair value as deemed cost’ method, with the consequent presentation of the investment under “Investments in subsidiaries, affiliates, joint operations and joint ventures” and no longer under “Other investments”, as disclosed in Note 14.2.

In relation to Ensyn, the Company identified and recorded a goodwill based on expected future profitability in the amount of U.S.$40,049 (equivalent to R$154,578), arising from the difference of the consideration paid of U.S.$43,000 (equivalent to R$165,928) and the carrying amount of the net assets of the investee of U.S.$2,941 (equivalent to R$11,350).

In relation to Spinnova, the Company identified a bargain purchase in this transaction in the amount of EUR6,748 (equivalent to R$32,705), arising from the difference of the consideration paid of EUR12,500 (equivalent to R$55,928) and the carrying amount of the net assets of the investee of EUR19,248 (equivalent to R$87,915).

3.1.6.	Biological assets

The Company's biological assets are eucalyptus forests exclusively from renewable plantations and intended for the production process of pulp and paper, measured at fair value less estimated cost to sell at the time of harvest. Fair value measurement is performed on a semiannually basis, since Management understand that its interval is enough, so that, there is no significant gap in the fair value of biological assets recorded in the consolidated financial statements and uses the discounted cash flow method according to the projected productivity cycle of such assets.

Considering that Suzano and Fibria used different assumptions to the biological assets fair value, in the first measurement after business combination, the Company reviewed the assumption for “effective planting area”, keeping the immature forest (up to 2 years from the date of planting) at historical cost. As a result of the Management’s considers that during this period, the historical cost of biological assets approximates to its fair value. Additionally, the purpose of this change is to reflect the experience acquired in the biological assets measurements process and the alignment of calculation approach with the Company’s forest management, which perform continuous forest inventories for the purpose of estimating the wood stock or future production forecast, represented by the average annual increment (“IMA”), from the 3rd year of planting.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

Considering the fact that in the first two years of forest formation, the historical cost approximates to its fair value, as described above, this assumption alignment did not generate significant impacts on the Company's financial statements.

There are no changes in the remaining assumptions.

The gain or loss on the variation of the fair value of the biological assets is recognized under other operating income (expenses), net. The value of the depletion is measured based on the amount of the biological asset depleted (harvested).

Significant assumptions applied in determining on the biological assets of fair value measurements are disclosed in Note 13.

3.1.7.	Income tax – IAS 12

This pronouncement was amended and clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized. These requirements apply to all income tax consequences of dividends. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.1.8.	Borrowing costs – IAS 23

This pronouncement was amended and clarifies that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.1.9.	Business combinations – IFRS 3

This pronouncement was amended and clarifies that obtaining control of a business that is a joint operation, is a business combination achieved in stages. The acquirer should re-measure its previously held interest the joint operation at fair value at the acquisition date. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.1.10.	Joint arrangements – IFRS 11

This pronouncement was amended and clarifies that the party obtaining joint control of a business that is a joint operation should not re-measure its previously held interest in the joint operation. The Company assessed the content of this pronouncement and did not identify any material impacts.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

3.1.11.	Employee benefits – IAS 19

This pronouncement was amended and clarifies that, when occur an event of amendment, curtailment or settlement related to a defined benefit, the entity must update the previously used and remeasured the current service cost and the net interest for the remaining period, after amendments. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.1.12.	Investment in associates – IAS 28

IFRS 9 - Financial Instruments excluded from its scope equity interests in associates and joint ventures, which are accounted for using the equity method in accordance with IAS 28. The amendment to IAS 28 clarified that the aforementioned scope exclusion in IFRS 9 applies only to investment elements that are accounted for using the equity method. Accordingly, the accounting of long-term financial instruments with an associate or joint venture which, in substance, is part of the net investment in these investees, but for which the equity method does not apply, must follow the requirements of the IFRS 9. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.2.	Accounting policies adopted

3.2.1.	Consolidated financial statements

The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries in the year ended December 31, 2019, as well as in accordance with consistent accounting practices and policies, except to Futuragene PLC, which period end is November 31, 2019, however, has no material impact in the consolidated financial statements, and if there is any significant event up to December 31, 2019, it is adjusted in the consolidated financial statement. The Company consolidates all subsidiaries over which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on its investment with the investee and has the capacity and ability to direct the relevant activities of the investee and has the ability to direct the investee's relevant activities.

Additionally, all transactions and balances between Suzano and its subsidiaries, associates and joint ventures are eliminated in the consolidated financial statements, as well as unrealized gains or losses arising from these transactions, net of tax effects. Non-controlling interest is highlighted.

The consolidated financial statement of the balance sheet, statements of income (loss), statements of comprehensive income (loss), statements of changes in equity and statements of cash flows, as well the corresponding notes to the financial information regarding to the year ended December 31, 2019, included on this consolidated financial statements are not comparable with the consolidated financial statement as at December 31, 2018 due to the conclusion of the business combination of Fibria in January 2019, as disclosed in note 1.2.1 above. During the period from January 1, 2019 to March 31, 2019 Suzano consolidated Fibria's interim accounting information. However, as from April 1, 2019, Fibria was merged into Suzano, as Note 1.2.2.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

3.2.2.	Subsidiaries

These all entities over which the Company has the power to govern the financial and operating policies of the entity, generally through a majority voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns on its investment with the investee and has the ability to affect those returns through its power over the entity.

Subsidiaries are consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases

3.2.3.	Joint operations

These are all entities in which the Company maintains the contractually established control over its economic activity and exists only when the strategic, financial and operational decisions regarding the activity require the unanimous consent of the parties sharing the control.

In the consolidated financial statements, the balance of assets, liabilities, revenues and expenses are recognized proportionally to the interest in joint operation.

3.2.4.	Associated and joint ventures

These are all entities are initially recognized at cost and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date.

In the investments in associates, the Company must have significant influence, which is the power to participate in the financial and operating policy decisions of the investee, without having its control or joint control of those policies. In investments in joint ventures there is a contractually agreed sharing of control through an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

In the consolidated financial statements, the balance of assets, liabilities, revenues and expenses are eliminated, as well as unrealized gains and losses and investments in these entities and their respective equity accounting results.

In relation to associates Ensyn and Spinnova, which period end is November 30, 2019 for their financial information, they have no material impact in the consolidated financial statement, and if there is any significant event up to December 31, 2019, it is adjusted in the consolidated financial statement.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

3.2.5.	Translation of financial statements into functional, presentation and foreign currency

The Company defined as functional and presentation currencies, Brazilian Real (“Real”, “Reais” or “R$”).

The individual financial statements of each foreign subsidiaries included in the consolidated financial statement, are prepared in accordance with local currency of the subsidiary operates and translated into Company’s functional and presentation currency.

3.2.5.1.	Translation into currency presentation

Due to the merger with Fibria, the Company had several changes in the structure, activities and operations during 2019 that led management to conclude that they needed to reassess the functional currency of its subsidiaries whose functional currency was different from Brazilian Reais.

Those facts resulted in the corporate reorganization, as well as, it has impacted how management conducted the Company's business in order to achieve the alignment between the cultures of the two Companies, the unification of processes, operating, tax systems and strategies, through synergy gains arising from the business combination. In this process some of Company’s wholly-owned subsidiaries have lost autonomy and become an extension of the activities of the parent company.

These circumstances collectively justify the change in the functional currency to Brazilian Real and they have occurred gradually during 2019, therefore it was not practicable to determine the date of the change at a precise point during the reporting period. Thus, the Company changed the functional currency of those wholly-owned subsidiaries as of January 1, 2020.

The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income will not be reclassified from equity to profit or loss until the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.

Therefore, the financial statements of foreign subsidiaries, whose functional currency was different from Brazilian Reais in 2019, were translated using the criteria established below, which will only be changed as from January 1, 2020, following the same criteria described in Note 3.2.5.2:

(i)	assets and liabilities are translated at the exchange rate in effect at year-end;

(ii)	revenues and expenses are translated based on the monthly average rate;

(iii)	the cumulative effects of gains or losses upon translation are recognized as accumulated foreign currency translation adjustments component of other comprehensive income.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

3.2.5.2.	Transactions and balances in foreign currency

These are translated using the following criteria:

(i)	monetary assets and liabilities are translated at the exchange rate in effect at year-end;

(ii)	non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	revenues and expenses are translated based on monthly average rate;

(iv)	the cumulative effects of gains or losses upon translation are recognized in the other comprehensive income.

3.2.6.	Hyperinflationary economies

The wholly-owned Stenfar, based in Argentine, is subject to the requirements of IAS 29- Financial Reporting in Hyperinflationary Economies, considering that the main country of this entity has been classified as hyperinflationary economy since 2018.

Non-monetary items and income statement balances were restated to reflect the terms of the measuring unit current at the end of the reporting exercise. The balances were calculated by applying the changes on the index from the initial recognition date to the reporting date.

The translation of the balance sheet and income statement balances into the reporting currency Brazilian Reais were based on the closing rate of the reporting period.

3.2.7.	Business combinations

These are accounted for using the acquisition method when control is transferred to acquirer. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquire. For each business combination, the Company recognizes any non-controlling interest in the acquire either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The costs directly attributable to the acquisition are recorded as expense when incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as debt reduction or equity, respectively.

In a business combination, assets acquired and liabilities assumed are evaluate in order to classify and allocate them assessing the terms of the agreement, economic circumstances and other conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

Gains on an advantageous purchase are recognized immediately in the result. The borrowing costs are recorded in the income statement as incurred.

Contingent liabilities related to tax, civil and labor classified in the acquired company as possible and remote risk is recognized by the acquirer.

Transactions in the acquisition of shares with shared control over the net assets traded apply complementary guidance to IFRS 3 - Business Combination, IFRS 11 - and IAS 28 - Investments in Associates and Joint Ventures. Based on the equity method, investment is initially recognized at cost. The carrying amount of the investment is adjusted for recognition of changes in the Company's share in the acquirer's Shareholders' equity as of the acquisition date. Goodwill is segregated from carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, by the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.

3.2.8.	Segment information

An operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure represent mainly sales channels.

3.2.9.	Cash and cash equivalents

Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value. The investments classified in this group, due to their nature, are measured at fair value through the profit or loss.

3.2.10.	Financial assets

3.2.10.1.	Classification

Financial assets are classification based on the purpose for which the financial assets were acquired, as set forth below:

(i)	financial assets at amortized cost;

(ii)	financial assets at fair value through other comprehensive income;

(iii)	financial assets at fair value through profit or loss.

Regular purchases and sales of financial assets are recognized on the trade date, it means, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

3.2.10.1.1.	Financial instruments measured at amortized cost

Financial assets at amortized cost are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expense) in income statement.

It includes the balance of cash and cash equivalents, trade accounts receivable and other assets.

3.2.10.1.2.	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category. Any changes are recognized under net financial income (expense) in income statement, except for the fair value of investment in equity instruments, which are recognized in other comprehensive income.

This category includes the balance of other investments (Note 14).

3.2.10.1.3.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are either designated in this category or not classified in any of the other categories. . Any changes are recognized under financial income (expense) in income statement for non-derivative financial instruments and for financial derivative instruments under income from derivative financial instruments.

This category includes the balance of marketable securities, financial assets at fair value through profit or loss are the balance of derivative financial instruments, including embedded derivatives, stock options and other securities.

3.2.10.2.	Settlement of financial instruments

Financial assets and liabilities are settled and the net amount is recorded in the balance sheet when there is a (i) legally enforceable right to settle the recognized amounts and (ii) there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

3.2.10.3.	Impairment of financial assets

3.2.10.3.1.	Financial instruments measured at amortized cost

Annually, the Company assesses if there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

The criteria that the Company uses to determine if there is evidence of an impairment loss include:

(i)	significant financial difficulty of the issuer or debtor;

(ii)	default or late interest or principal payments in the agreement;

(iii)	where Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise receive;

(iv)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(v)	the disappearance of an active market for that financial asset because of financial difficulties;

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the income statement.

In a subsequent measurement, if there is an improvement in the asset rating, such as an improvement in the debtor's credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.

3.2.10.3.2.	Financial assets at fair value through other comprehensive income

Annually, the Company evaluate if there is evidence that a financial asset is impaired.

For such financial assets, a significant or prolonged decrease in the fair value of the security below its cost is an evidence that the assets are impaired. If any such evidence exists, impairment loss is measured by the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

3.2.11.	Derivative financial instruments and hedging activities

Derivatives financial instruments are recognized at fair value on the date the derivative agreement is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in under result of derivative financial instruments in the income statement.

Embedded derivatives in non-derivative main contracts are required to be separated when their risks and characteristics are not-closely related to those of main contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivatives are separated from the main contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

3.2.12.	Trade accounts receivables

These are recorded at the invoiced amount, in the normal course of the Company´s business, adjusted to exchange rate variation when denominated in foreign currency and, if applicable, net of expected credit losses.

The Company applies the aging-based provision matrix with the appropriate grouping of your portfolio.

The Company adopts procedures and analysis to establish credit limits.

The Company examines on a monthly basis the maturity of receivables and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation. In the event of default, collection attempts are made, which include direct contact with customers and collection through third parties. Should these efforts prove unsuccessful, court measures are considered and credit expected loss is recognized. The notes are written-off from the credit expected loss when Management considers that they are not recoverable after taking all appropriate measures to collect them.

3.2.13.	Inventories

These are evaluated at average acquisition or formation cost of finished products, net of recoverable taxes, not exceeding their net realizable value.

Finished products and work-in-process consist of raw materials, direct labor, production costs, freight, storage and general production expenses, which are related to the processes required to make the products available for sale.

Imports in transit are presented at the cost incurred until the balance sheet date.

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest and freight costs.

(

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas abnormal losses, if any, are recorded directly as cost of sales.

3.2.14.	Non-current assets held for sale

These are measured at carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified under this account when the sale is highly probable and they are available for immediate sale under their current conditions.

3.2.15.	Property, plant and equipment

Stated at the cost of acquisition, formation, construction or dismantling, net of recoverable taxes. Such cost is deducted of accumulated depreciation and accumulated impairment losses, when incurred, at the highest of the value of use and sale, less cost to sell. The borrowing costs are capitalized as a component of construction in progress, pursuant to with IAS 23, considering the weighted average interest rate of the Company’s debt at the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an analysis of impairment indicators of property, plant and equipment. An impairment for loss for property, plant and equipment, is only recognized if the related cash-generating unit is devalued. Such condition is also applied if the asset’s recoverable amount is less than it is carrying amount. The recoverable amount of asset or cash-generating unit is the highest of its value in use and its fair value less cost to sell.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset and are depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed when incurred.

Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income a (expense), net at the disposal date.

3.2.16.	Intangible assets

These are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense related to its use and consistently with the economic useful life of the intangible asset.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, individually or at the level of the CGU. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity, in which the goodwill is monitored for management's internal purposes, and that has benefited from the business combination. The Company records in this subgroup mainly goodwill for expected future profitability (goodwill) and easement of passage.

Such test involved the adoption of assumptions and judgments, disclosed in Note 16.

3.2.17.	Current and deferred income tax and social contribution

Income taxes comprise income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they are related to items recognized directly in equity. In this case, they are recognized in equity under the equity adjustment.

The current charge is calculated based on the tax laws enacted in the countries in which the Company and its subsidiaries and affiliates operate and generate taxable income. Management periodically evaluates the positions assumed in the income tax returns with respect to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.

Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date and, which must be applied when they are realized or when they are settled.

Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences, based on projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore, undergo changes.

Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary difference will not be reversed in a foreseeable future.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

Deferred taxes and contributions, assets and liabilities, are presented at the net amount in the balance sheet when there is a legal right and the intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority.

3.2.18.	Trade accounts payable

Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method, adjusted to present value and exchange rate variation when denominated in foreign currency, when applicable.

3.2.19.	Loans and financing

Loans and financing are initially recognized at their fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost. Any difference between the amounts raised and settled is recognized in the statement of income during the period in which the loans and financing are outstanding, using the effective tax rate method.

General or specific borrowing costs, directly attributed to the acquisition, construction or production of a qualified asset, are capitalized as a part of the cost of asset when it is probable that they will result in future economic benefits for the entity and that these costs may be measured with reliability. Other loan costs are recognized as expense in the period they are incurred.

3.2.20.	Provision, contingent assets and liabilities

Contingent assets are not recorded. The recognition is only performed when are guarantees or judicial decisions favorable and the amount can be measured with safety. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material.

The provisions are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax, civil and labor proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Tax and civil contingent liabilities assessed as remote losses are neither accrued nor disclosed.

A contingent liabilities of business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably and subsequently are measured at the higher of:

(i)	the amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

(ii)	the amount initially recognized less, where appropriate, of recognized revenue in accordance with the policy of recognizing revenue from customer contracts IFRS 15.

3.2.21.	Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against property, plant and equipment. The provision and the corresponding property, plant and equipment are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The property, plant and equipment are depreciated on a straight-line basis over the useful life of the principal against to cost of sales of the income statement.

3.2.22.	Share based payments

The Company’s executives and managers receive their compensation partially as share-based payment plans to be settled in cash and shares, and alternatively in cash.

Plan-related expenses are recognized in the income statement as a corresponding entry to financial liabilities during the vesting period when services will be rendered. The financial liability is measured by its fair value every balance sheet date and its variation is recorded in the income statement as administrative expenses.

At the option exercise date, if such options are exercised by executive in order to receive Company’s shares, financial liabilities are reclassified under stock options granted in shareholders’ equity. In case of option exercise paid in cash, the Company settles the financial liability in favor to the Company’s executives.

3.2.23.	Employee benefits

The Company offers benefits related to supplementary contribution plan to all employees and medical assistance and insurance life for a determined group of former employees, and for the last two benefits an actuarial appraisal is annually prepared by an independent actuary and are reviewed by Management.

Actuarial gains and losses are recognized in other reserves when incurred. The interest incurred, resulting from changes in the present value of the actuarial liability, is recorded in income statement under the financial expenses.

3.2.24.	Other assets and liabilities current and non-current

Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity and its cost or value can be measured reliably.

A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

3.2.25.	Government grants and assistance

Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed and that these subsidies will be obtained. These are recorded as revenue or expense deduction in the income statement for the period of enjoyment of benefit and subsequently are allocated to the tax incentives reserve under shareholders’ equity.

3.2.26.	Dividend and interest on own capital

The distribution of dividends or interest on shareholders' equity is recognized as a liability, calculated based on Corporate Law, the bylaws and the Company's Dividend Policy, which establishes that the minimum annual dividend is the lowest amount between (i) 25% of adjusted net income or (ii) the consolidated operating cash flow for the year and, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded under the additional dividends proposed in shareholders' equity, until approved by the shareholders at the General Assembly. After approval, reclassification to current liabilities is made.

The tax benefit of interest on equity is recognized in the income statement.

3.2.27.	Share capital

Common shares are classified under shareholders’ equity. Incremental costs directly attributable to a public offer are stated under shareholders’ equity as a deduction from the amount raised, net of taxes.

In 2019, the Company reclassified the share issuance costs from capital reserve to share capital.

3.2.28.	Revenue recognition

Revenue from contracts with customers are recognized as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

The Company follows the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligation provided for in the contracts and (v) recognition of revenue when the performance obligation is met.

For operating segment Pulp, revenue recognition is based on the parameters provided by (i) International Commercial Terms (“Incoterms”), when destined for the foreign market and (ii) lead time, when destined for the internal market.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

For operating segment Paper and Consumer Goods, revenue recognition is based on the parameters provided by lead time and are products destined for internal market. Are measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts and recognized in accordance with the accrual basis of accounting, when the amount is reliably measured.

Accumulated experience is used to estimate and provide for the rebates and discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade accounts receivable) is recognized for expected rebates and discounts payable to customers in relation to sales made until the end of the reporting period. No significant element of financing is deemed present as the sales are made with a short credit term.

3.2.29.	Financial income and expenses

Include interest income on financial assets, at the effective interest rate that includes the amortization of funding raising costs, gains and losses on derivative financial instruments, interest on loans and financing, exchange variations on loans and financing and other assets and financial liabilities and monetary variations on other assets and liabilities. Interest income and expenses are recognized in the income statement using the effective interest method.

3.2.30.	Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by (losses) the weighted average number of ordinary shares during the year.

Diluted earnings per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all dilutive potential ordinary shares into ordinary shares.

3.2.31.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the administrative expense, during the period in which the targets are attained.

3.2.32.	Accounting judgments, estimates and assumptions

As disclosed in note 2, Management used judgments, estimates and accounting assumptions regarding the future, whose uncertainty may lead to results that require a significant adjustment to the book value of certain assets, liabilities, income and expenses in future years, are presented below:

        (i)          business combination (Note 1.2.1);

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

        (ii)         fair value of financial instruments (Note 4);

        (iii)        annual analysis of the impairment of non-financial assets (Notes 5 and 18);

        (iv)        fair value of biological assets (Note 13);

        (v)         useful life of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);

        (vi)        provision for legal liabilities (Note 20);

        (vii)       pension and post-employment plans (Note 21); and

        (viii)      share-based payment transactions (Note 22).

The Company reviews the estimates and underlying assumptions used in its accounting estimates on annual basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

3.2.33.	New standards, revisions and interpretations not yet in force

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

4.	Financial Instruments and Risks Management

4.1.	Financial risks management

4.1.1.	Overview

As a result of its activities, the Company is exposed to several financial risks, the main factors considered by management are set forth below:

(i)	liquidity;

(ii)	credit;

(iii)	exchange rate;

(iv)	interest rate;

(v)	fluctuations of commodity prices; and

(vi)	capital.

The Management is focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended level of volatility can influence the Company’s cash flows and income statement.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The Company has policies and procedures for managing market risk which aims:

(i)	reduce, mitigate or transfer exposure aiming to protect the Company’s cash flows and assets against fluctuations of market prices of raw material and products, exchange rates and interest rates, price and adjustment index ("market risk") or other assets or instruments traded in liquid markets or not to which the value of the assets, liabilities and cash flows are exposed;

(ii)	establish limits and instruments with the purpose of allocating the Company's cash within acceptable credit risk exposure parameters of financial institutions; and

(iii)	optimize the process of hiring financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds used to hiring inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks prohibited, except those arising from its operating activities.

Hedging instruments are hired exclusively for hedging purposes and are based on the following terms:

(i)	cash flow protection against currency mismatch;

(ii)	revenue flow protection for debt settlement and interest to fluctuation of interest rate and currencies; and

(iii)	fluctuation in pulp price and other risk factors.

Treasury team is responsible for identification, evaluating and seeking protection against possible financial risk. Board of Directors approves the financial policies that establish the principles and guidance for global risk management, the areas involved in these activities, the use of derivative and non-derivative financial instruments and the allocation of cash surplus.

The Company uses the most liquid financial instruments, and:

(i)	does not hired leveraged transactions or with other forms of embedded options that change its purpose of protection (hedge);

(ii)	does not have double indexed debt or other forms of implied options; and

(iii)	does not have any transaction that require margin deposits or other forms of collateral for counterparty credit risk.

The Company does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 27.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	December 31, 2019	December 31, 2018
Assets
Amortized cost
Cash and cash equivalents (Note 5)	3,249,127	4,387,453
Trade accounts receivable (Note 7)	3,035,817	2,537,058
Other assets	563,993	263,110
	6,848,937	7,187,621
Fair value through other comprehensive income
Other investments (Note 14)	20,048
	20,048

Fair value through profit or loss
Derivative financial instruments (Note 4.6)	1,098,972	493,934
Marketable securities (Note 6)	6,330,334	21,098,565
	7,429,306	21,592,499
	14,298,290	28,780,120
Liabilities
Amortized cost
Loans, financing and debentures (Note 18.1)	63,684,326	35,737,509
Lease liabilities (Note 19.2)	3,984,070
Liabilities for assets acquisitions and subsidiaries (Note 23)	541,615	992,512
Trade accounts payable (Note 17)	2,376,459	632,565
Other liabilities	578,061	404,655
	71,164,531	37,767,241
Fair value through profit or loss
Derivative financial instruments (Note 4.6)	2,917,913	1,636,700
	2,917,913	1,636,700
	74,082,444	39,403,941

4.1.3.	Fair value of loans and financing

The financial instruments are recognized at their contractual amounts. Derivative financial instrument agreements, used exclusively for hedging purposes, are measured at fair value.

In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair value of interest rate and indexes swaps is calculated as the present value of their future cash flows discounted at the current interest rates available for operations with similar remaining terms and maturities. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais and the British Bankers Association and Bloomberg for London Interbank Offered Rate (“LIBOR”) rate transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.

In order to determine the fair value of financial instruments traded in over-the-counter or unliquidated markets, a number of assumptions and methods based on normal market conditions and not for liquidation or forced sale, are used at each balance sheet date, including the use of option pricing models such as Garman-Kohlhagen, and estimates of discounted future cash flows. The fair value of agreements for the fixing of oil bunker prices is obtained based on the Platts index.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The result of the trading of financial instruments is recognized at the closing or hiring dates, where the Company undertakes to buy or sell these instruments. The obligations arising from the hiring of financial instruments are eliminated from our financial statements only when these instruments expire or when the risks, obligations and rights arising there from are transferred.

The estimated fair values of loans and financing are set forth below:

	Yield used to discount	December 31, 2019	December 31, 2018
Quoted in the secondary market
In foreign currency
Bonds	U.S.$	30,066,087	15,035,165
Estimated to present value
In foreign currency
Export credits (“Pre-payment”)	LIBOR U.S.$	17,213,963	12,819,072
Export credits (“Finnvera”)	LIBOR U.S.$		832,907
Export credits (“ACC/ACE”)	DI 1	575,521	1,732,088
In local currency
BNP – Forest Financing	DI 1	193,646
BNDES – TJLP	DI 1	1,895,959	206,601
BNDES - TLP	DI 1	535,812
BNDES – Fixed	DI 1	113,979	348,827
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	693,969
BNDES - Currency basket	DI 1	54,420	169,243
CRA (“Agribusiness Receivables Certificate”)	DI 1	6,039,983	2,383,775
Debentures	DI 1	5,534,691	4,721,603
FINAME (“Special Agency of Industrial Financing”)	DI 1	14,168
FINEP (“Financier of Studies and Projects”)	DI 1	5,138
NCE (“Export Credit Notes”)	DI 1	1,445,383	1,501,623
NCR (“Rural Credit Notes”)	DI 1	288,122	297,375
Export credits (“Pre-payment”)	DI 1	1,464,798
FDCO (“West Center Development Fund”)	DI 1	571,904
		66,707,543	40,048,279

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk

The Company’s guidance is to maintain a strong cash and marketable securities position to meet its financial and operating obligations. The amount kept as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested in highly liquid financial investments according Cash Management Policy.

All derivatives financial instruments were in the over-the-counter derivatives and do not require deposit of guarantee margins.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The remaining contractual maturities of financial liabilities are disclosed at the reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

	December 31, 2019
	Total book value	Total future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,376,459	2,376,459	2,376,459
Loans, financing and debentures	63,684,326	89,708,210	8,501,278	5,692,149	29,088,292	46,426,491
Lease liabilities	3,984,070	7,109,966	559,525	1,426,011	1,186,386	3,938,044
Liabilities for asset acquisitions and subsidiaries	541,615	618,910	103,132	101,149	315,989	98,640
Derivative financial instruments	2,917,913	8,299,319	1,488,906	415,791	1,258,200	5,136,422
Other liabilities	578,061	578,061	456,338	121,723
	74,082,444	108,690,925	13,485,638	7,756,823	31,848,867	55,599,597

	December 31, 2018
	Total book value	Total future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	632,565	632,565	632,565
Loans, financing and debentures	35,737,509	54,020,082	5,158,441	4,091,669	18,372,597	26,397,375
Liabilities for asset acquisitions and subsidiaries	992,512	1,099,331	495,862	100,715	316,730	186,024
Derivative financial instruments	1,636,700	2,149,710	790,679	736,715	465,853	156,462
Other liabilities	404,655	404,655	367,314	37,341
	39,403,941	58,306,342	7,444,861	4,966,440	19,155,180	26,739,859

4.3.	Credit risk management

It is related to the possibility of non-compliance with the counterparty commitment in an operation. Credit risk is managed on a group and arises from cash equivalents, marketable securities, derivative financial instruments, bank deposits, Bank Deposit Certificates ("CDB"), fixed income box, repurchase agreements, letters of credit, insurance, receivable terms of customers, advances to suppliers for new projects, among others.

4.3.1.	Customers and advances to supplier

The Company has commercial and credit policies aimed at mitigating any risks arising from its customers' default, mainly through hiring of credit insurance policies, bank guarantees provided by first-tier banks and collaterals according to liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risk regarding payment performance, both for exports and for domestic sales.

For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine individual credit limits to each customer according to the identified risk. Each analyze is submitted for approval according to established hierarchy and, if applicable, to approval from the Management’s meeting and the Credit Committee.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The risk classification of trade accounts receivable is set forth below:

	December 31, 2019	December 31, 2018
Low (1)	2,775,364	2,447,184
Average (2)	168,836	66,587
High (3)	133,613	60,466
	3,077,813	2,574,237

1)	Current and overdue to 30 days.
2)	Overdue between 30 and 90 days.
3)	Overdue more than 90 days and renegotiated with the customer or with guarantees.

Part of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$41,996 and R$37,179 as of December 31, 2019 and 2018, respectively.

4.3.2.	Banks and financial institutions

The Company, in order to mitigate credit risk, maintains its financial operations diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.

The book value of financial assets representing the exposure to credit risk is set forth below:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	3,249,127	4,387,453
Marketable securities	6,330,334	21,098,565
Derivative financial instruments	830,426	493,934
	10,409,887	25,979,952

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The counterparties, substantially financial institutions, in which transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the rating agencies. The risk rating is set forth below:

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Risk rating (1)
AAA	190,360	19,736,151		141,296
AA+		5,257,518
AA		68,207		259,711
AA-	56,388	422,899
A+	606,757		27,363
A	188,458	80	165,851	51,281
A-	211,238	1,160	222,761
brAAA	7,153,079		404,693
brAA+	745,177		9,758
brAA	372,188
brAA-	23,050
brA	17,847
Others	14,919	1		41,646
	9,579,461	25,486,016	830,426	493,934

1)	We use the Brazilian Risk Rating and the rating is given by agencies Fitch Ratings, Standard & Poor’s and Moody’s.

4.4.	Market risk management

The Company is exposed to several market risks, mainly, related to fluctuations in exchange rate variation, interest rates, inflation rates and commodity prices that may affect its results and financial situation.

To mitigate the impacts, the Company has processes to monitor exposures and policies that support the implementation of risk management.

The policies establish the limits and the instruments to be implemented for the purpose of:

(i)	protecting cash flow due to currency mismatch,

(ii)	mitigating exposure to interest rates,

(iii)	reducing the impacts of fluctuation in commodity’s prices, and

(iv)	change of debt indexes.

The market risk management comprises the identification, the assessment and the implementation of the strategy, with the effective hiring of adequate financial instruments.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

4.4.1.	Exchange rate risk management

The fundraising financing and the currency hedge policy of the Company are guided considering substantial part of net revenue arises from exports with prices negotiated in U.S.Dollar, while substantial part of the production costs is attached to the Brazilian Real. This structure allows the Company to hired export financing in U.S.Dollar and to reconcile financing payments with the cash flows of receivables from sales in foreign market, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

Moreover, the Company hires U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 18-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. dollars, is set forth below:

	December 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	2,527,834	1,143,968
Trade accounts receivables	2,027,018	1,661,108
Derivative financial instruments	9,440,141	493,685
	13,994,993	3,298,761
Liabilities
Trade accounts payables	(1,085,207)	(72,680)
Loans and financing	(45,460,138)	(26,384,721)
Liabilities for asset acquisitions and subsidiaries	(288,172)	(333,049)
Derivative financial instruments	11,315,879	(1,464,569)
	(35,517,638)	(28,255,019)
Net liability exposure	(21,522,645)	(24,956,258)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$/U.S.$ = R$4.0307).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S.$. at the rates of 25% and 50%, before taxes.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The following table set forth the potential impacts in absolute amounts:

	December 31, 2019
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
Cash and cash equivalents	2,527,834	631,959	1,263,917
Trade accounts receivable	2,027,018	506,755	1,013,509
Trade accounts payable	1,085,207	271,302	542,604
Loans and financing	45,460,138	11,365,035	22,730,069
Liabilities for asset acquisitions and subsidiaries	288,172	72,043	144,086

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S.$. at the rates of 25% and 50%, before taxes.

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2019
	Effect on profit or loss and equity
	Probable	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)
Financial instruments derivatives
Derivative options	(2,198,750)	(4,087,518)	(8,175,033)	(4,087,510)	(8,175,024)
Derivative swaps	66,981	(2,710,465)	(6,048,324)	(3,011,787)	(6,383,188)

4.4.2.	Interest rate risk management

Fluctuations in interest rates could result in increase or decrease in costs of new financing and transactions already hired.

The Company constantly pursuit of alternatives to use financial instruments in order to avoid negative impacts on its cash flows.

Considering LIBOR's risk of extinction over the next few years the Company has negotiating its contracts with clauses that envisage the discontinuation of the interest rate. Most debt agreements attached to LIBOR has some clause of substitution of the rate by a reference index or interest rate equivalent. For agreements that do not have a specific clause, the parties will renegotiate. The derivative agreements attached to LIBOR, provide for negotiations between the parties to define a new rate or an equivalent rate will be provided by the calculation agent.

Over the next few years, until LIBOR expires, the Company will actively work to reflect an equivalent replacement rate in all of its agreements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody ("SELIC") and the London Interbank Offered Rate (“LIBOR”) may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	December 31, 2019
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI
Cash and cash equivalents	630,075	6,931	13,862
Marketable securities	6,330,334	69,634	139,267
Loans and financing	11,482,992	581,039	252,626

TJLP
Loans and financing	9,720,880	622,671	270,727

LIBOR
Loans and financing	16,229,715	356,183	154,862

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2019
	Effect on profit or loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative options	66,981	(72,473)	(142,327)	75,530	154,446
Derivative swaps	(2,198,750)	(42,752)	(83,345)	44,995	92,339
Libor
Financial instruments derivatives
Liabilities
Derivative swaps	(2,198,750)	163,314	326,151	(163,811)	(328,121)

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on December 31, 2019. The probable scenario was extrapolated considering an appreciation/depreciation of 25 % and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

	December 31, 2019
	Impact of an increase/decrease of US-CPI on the fair value
	Probable	Possible (25%)	Remote (50%)
Embedded derivative in forestry partnership and standing wood supply agreements	268,547	107,815	220,514

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the pulp price and analyses future trends, adjusting the forecast which that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company's operations. Price protection operations cellulose available on the market have low liquidity and volume and large distortion in price formation.

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market. In this case, the Company assess, when comprehend necessary, hiring derivative financial instruments to set oil price.

On December 31, 2019, there is long position in bunker oil U.S.$0.364 to hedge its logistics costs. (U.S.$5,344 as of December 31, 2018).

4.4.3.1.	Commodity price risk management

This analysis assumes that all other variables, particularly price risk, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2019
	Impact of an increase/decrease of price risk
	Probable	Possible (25%)	Remote (50%)
Oil derivative	(92)	478	864

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants.

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on the agreed dates.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below:

(i)	Swap: the future value of the asset and liability are estimated by the cash flows projected by the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US dollar-denominated tip is measured using the discount using the exchange coupon curve (the remuneration, in US dollars, of the Reais invested in Brazil) and in the case of the BRL-denominated tip, the discount is made using Brazil's interest curve, being the future curve of the DI, considering both the credit risk of the Company and the counterparty. The exception is pre-fixed contracts x US$ where the present value at the tip denominated in US$ is measured through the discount using the LIBOR curve, disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.

(ii)	Options (Zero Cost Collar): the fair value was calculated based on the Garman-Kohlhagen model, considering both Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from B3 exchange information to calculate the fair values.

(iii)	Non-deliverable forward (NDF): a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, it is verified the difference between this quotation obtained and the rate that was contracted for the operation, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract and brought to present value by the future DI curve. Interest rate curves were obtained from B3.

(iv)	Swap US-CPI: liability cash flows are projected by the US inflation curve US-CPI, obtained by the implicit rates for inflation-linked US securities (“Treasury Protected against Inflation - TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rate implicit in the embedded derivative. The fair value of the embedded derivative is the difference between the two components, adjusted to present value by the curve of the exchange coupon obtained from B3.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

(v)	Swap Bunker (oil): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, it is verified the difference between this projection obtained and the rate that the operation was contracted, considering both of Company’s and counterpart’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value by the LIBOR curve disclosed by Bloomberg.

The yield curves used to calculate the fair value in December 31, 2019, are as set forth below:

Interest rate curves
Term	Brazil		United States of America		Dollar coupon
1M	4.41	% p.a.	1.91	% p.a.	13.33	% p.a.
6M	4.33	% p.a.	1.84	% p.a.	4.37	% p.a.
1A	4.56	% p.a.	1.77	% p.a.	3.40	% p.a.
2A	5.28	% p.a.	1.68	% p.a.	2.93	% p.a.
3A	5.79	% p.a.	1.66	% p.a.	2.81	% p.a.
5A	6.43	% p.a.	1.70	% p.a.	2.87	% p.a.
10A	7.01	% p.a.	1.86	% p.a.	3.31	% p.a.

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Instruments contracted with protection strategy
Operational Hedge
NDF (R$ x U.S.$)		150,000		17,036
Zero Cost Collar (R$ x U.S.$)	3,425,000	3,040,000	67,078	(134,814)

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$)	2,750,000	2,757,143	(444,910)	(170,707)
Swap IPCA to CDI (notional in Reais)	843,845		233,255
Swap IPCA to Fixed (U.S.$)	121,003		30,544
Swap CDI x Fixed (U.S.$)	3,115,614	2,402,110	(1,940,352)	(853,141)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000		(33,011)

Hedge de Commodity
Swap US-CPI standing wood (U.S.$)	679,485		268,547
Swap Bunker (oil)	365	5,344	(92)	(1,140)
			(1,818,941)	(1,142,766)

Current assets			260,273	352,454
Non-current assets			838,699	141,480
Current liabilities			(893,413)	(596,530)
Non-current liabilities			(2,024,500)	(1,040,170)
			(1,818,941)	(1,142,766)

Outstanding agreements on December 31, 2019, are over-the-counter operations without any margin or early settlement clause imposed due to mark-to-market variations.

Each existing agreement and respective protected risks are set forth below:

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

i)	CDI Swap x Fixed U.S.$.: positions in conventional swaps by changing the rate of Interbank Deposits (“DI”) by pre-fixed U.S.$ rate. The purpose is to change the debt index from Brazilian Reais to U.S.$.

ii)	IPCA Swap x CDI: positions in conventional swaps by changing from Amplified Consumer Price Index (“IPCA”) to rate of DI. The purpose is to change the debt index to Brazilian Reais.

iii)	IPCA Swap x Fixed U.S.$.: positions in conventional swaps by changing from Amplified Consumer Price Index (“IPCA”) to pre-fixed U.S.$ rate. The purpose is to change the debt index from Brazilian Reais to U.S.$.

iv)	Swap LIBOR x Fixed U.S.$.: positions in conventional swaps exchanging floating rates from pre-fixed rate (LIBOR) to U.S.$. The purpose is to protect the cash flow of variations in the U.S.$ interest rate.

v)	Swap pre-Fixed x Fixed U.S.$: positions in conventional swaps exchanging from pre-fixed rate in Brazilian Reais to pre-fixed rate in U.S.$. The purpose is to change the exposure of debt from Brazilian Reais to U.S.$.

vi)	Zero-Cost Collar: positions in an instrument consisting of the simultaneous combination of the purchase of put options and the sale of U.S.$ call options, with the same principal and maturity, in order to protect the cash flow of exports. This strategy establishes an interval where there is no deposit or receipt of financial margin on the position adjustments.

vii)	NDF - Non-Deliverable Forward: NDF U.S.$.: Positions sold in futures contracts of U.S.$, with the purpose of protecting the cash flow of exports.

viii)	Swap Bunker (oil): positions purchased in oil bunker, with the purpose of protecting logistics costs related to the see freight agreements.

ix)	Swap US-CPI: The embedded derivative refers to the swap for the sale of US-CPI variations within the term of the forest partnership and the provision of standing wood agreements.

4.5.2.	Fair value by maturity schedule

	December 31, 2019	December 31, 2018
2019		(244,069)
2020	(633,644)	(180,333)
2021	98,850	87,851
2022	(154,734)	83,692
2023	185,209	80,052
2024	(197,718)	82,963
2025	(606,827)	(486,958)
2026 onwards	(510,077)	(565,964)
	(1,818,941)	(1,142,766)

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

	Notional value			Fair value
	Currency	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Debt hedge
Assets
Swap CDI x Fixed (U.S.$)	R$	11,498,565	8,722,620	11,673,117	119,178
Swap Pre-Fixed to U.S.$ (U.S.$)	R$	1,317,226		1,478,336
Swap LIBOR x Fixed (U.S.$)	U.S.$	2,750,000	2,757,143	11,063,970
Swap IPCA x CDI	IPCA	933,842		1,093,067
Swap IPCA x U.S.$	IPCA	499,441		579,307
				25,887,797	119,178
Liabilities
Swap CDI x Fixed (U.S.$)	U.S.$	3,115,614	2,402,110	(13,613,469)	(972,319)
Swap LIBOR x Fixed (U.S.$)	U.S.$	350,000	2,757,143	(1,511,347)	(170,707)
Swap LIBOR x Fixed (U.S.$)	U.S.$	2,750,000		(11,508,880)
Swap IPCA x CDI	R$	843,845		(859,812)
Swap IPCA x U.S.$	U.S.$	121,003		(548,763)
				(28,042,271)	(1,143,026)
				(2,154,474)	(1,023,848)
Operational hedge
Zero cost collar (U.S.$ x R$)	U.S.$	3,425,000	3,040,000	67,078	(134,814)
NDF (R$ x U.S.$)	U.S.$		150,000		17,036
				67,078	(117,778)
Commodity hedge
Swap US-CPI (standing wood)	U.S.$	679,485		268,547
Swap Bunker (oil)	U.S.$	365	5,344	(92)	(1,140)
				268,455	(1,140)
				(1,818,941)	(1,142,766)

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	December 31, 2019	December 31, 2018
Operational hedge
Zero cost collar (R$ x U.S.$)	(104,040)	(110,271)
NDF (R$ x U.S.$)	63,571	(1,235,448)
	(40,469)	(1,345,719)
Commodity hedge
Swap Bunker (oil)	3,804
	3,804
Debt hedge
Swap CDI x Fixed (U.S.$)	(68,362)	19,145
Swap IPCA x CDI	23,024
Swap Pre-Fixed to U.S.$ (U.S.$)	(26,358)
Swap LIBOR x Fixed (U.S.$)	(27,088)	(4,939)
	(98,784)	14,206
	(135,449)	(1,331,513)

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

4.6.	Fair value hierarchy

For the year ended on December 31, 2019, there were no changes between the 3 (three) levels of hierarchy, except for Ensyn’s and Spinnova’s investments as disclosed in Note 3.1.5, which became to be recognized trough by equity method. There were no transfers between levels 1, 2 and 3 during the periods disclosed.

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,098,972		1,098,972
Marketable securities	1,631,319	4,699,015		6,330,334
	1,631,319	5,797,987		7,429,306

Fair value through other comprehensive income
Other investments - CelluForce			20,048	20,048
			20,048	20,048

Biological assets			10,571,499	10,571,499
			10,571,499	10,571,499
Total assets	1,631,319	5,797,987	10,591,547	18,020,853

Liabilities
Fair value through profit or loss
Derivative financial instruments		2,917,913		2,917,913
		2,917,913		2,917,913
Total liabilities		2,917,913		2,917,913

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		493,934		493,934
Marketable securities	14,933,513	6,165,052		21,098,565
	14,933,513	6,658,986		21,592,499

Biological assets			4,935,905	4,935,905
			4,935,905	4,935,905
Total Assets	14,933,513	6,658,986	4,935,905	26,528,404

Liabilities
Fair value through profit or loss
Derivative financial instruments		1,636,700		1,636,700
		1,636,700		1,636,700
Total Liabilities		1,636,700		1,636,700

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

4.7.	Capital management

The main objective is to strengthen its capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicator, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	December 31, 2019	December 31, 2018
Cash and banks	1.83	2,464,097	1,151,766

Cash equivalents
Local currency
Fixed-term deposits (1)	99.52% of CDI	630,075	3,215,252

Foreign currency
Fixed-term deposits (1)	1.58	154,955	20,435
		3,249,127	4,387,453

1)	Refers to Time Deposit and Sweep Account applications, maturing up to 90 days.
Time Deposit is a remunerated bank deposit with a specific maturity period.
Sweep Account: is a paid sweep account. At the end of the day, the balance remaining in the account is automatically applied and automatically made available the next business day in the morning.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	December 31, 2019	December 31, 2018
In local currency
Investment funds	61.51% of CDI	6,683
Private funds	98.73% of CDI	1,431,303	14,933,513
Public titles measured at fair value through profit or loss		1,631,319	2,049,281
Private Securities (Compromised)	98.73% of CDI	3,081,326	4,115,771
Private Securities (Compromised) - Escrow Account (1)	101.02% of CDI	179,703
		6,330,334	21,098,565

Current		6,150,631	21,098,565
Non-Current		179,703

1)	Refers to the guarantee account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions to the conclusion of the Losango Project provided for in the agreement entered with CMPC Celulose Riograndense SA ("CMPC"). The Losango Project was a transaction to buy and sell lands and forests involving Fibria and CMPC, entered into in December 2012.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

7.	TRADE ACCOUNTS RECEIVABLE

7.1	Breakdown of balances

	December 31, 2019	December 31, 2018
Domestic customers
Third parties	1,027,034	853,684
Receivables Investment Fund ("FIDC")		22,299
Related parties (note 11)	23,761	36,727

Foreign customers
Third parties	2,027,018	1,661,527

(-) Expected credit losses	(41,996)	(37,179)
	3,035,817	2,537,058

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable in the balance sheet as at December 31, 2019, is R$3,544,625 (R$396,563 as at December 31, 2018).

7.2	Breakdown of trade accounts receivable by maturity

	December 31, 2019	December 31, 2018
Current	2,552,459	2,119,188
Overdue
Up to 30 days	180,909	291,050
From 31 to 60 days	148,388	54,845
From 61 to 90 days	20,448	10,982
From 91 to 120 days	20,680	7,446
From 121 to 180 days	17,899	6,285
More than 180 days	95,034	47,262
	3,035,817	2,537,058

7.3	Rollforward of the expected credit losses

	December 31, 2019	December 31, 2018
Beginning balance	(37,179)	(38,740)
Business combination with Fibria (1)	(5,947)
Addition	(18,650)	(11,578)
Reversal	6,364	5,128
Write-off	13,383	8,993
Exchange rate variation	33	(982)
Ending balance	(41,996)	(37,179)

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4	Main customers

The Company has one customer for 10% of net sales of pulp segment for the year ended on December 31, 2019 and 2018.

8.	INVENTORIES

	December 31, 2019	December 31, 2018
Finished goods
Pulp
Domestic (Brazil)	575,335	167,317
Foreign	2,229,206	485,226
Paper
Domestic (Brazil)	199,635	227,303
Foreign	70,199	67,872
Work in process	75,377	52,882
Raw material	1,047,433	626,150
Spare parts and other	488,410	226,354
	4,685,595	1,853,104

On December 31, 2019, inventories are net of estimated losses in the amounts of R$106,713 (R$33,195 as of December 31, 2018).

8.1	Rollforward of estimated losses

	December 31, 2019	December 31, 2018
Beginning balance	(33,195)	(51,911)
Business combination with Fibria (1)	(11,117)
Addition (2)	(111,077)	(10,605)
Reversal	9,734	5,873
Write-off (3)	38,942	23,448
Ending balance	(106,713)	(33,195)

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

2)	On December 31, 2019, refers, substantially, to estimated losses of inventories of finished goods and raw material, in the amounts of R$42,470 and R$39,382, respectively.

3)	On December 31, 2019, refers, substantially, to write-off of spare parts and raw material, in the amounts of R$5,786 and R$26,083, respectively.

On December 31, 2019, additional write-offs were booked in the income statement in the amount of R$5,190 (R$29,828 as of December 31, 2018).

On December 31, 2019 and December 31, 2018, there were no inventory items pledged as collateral.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

9.	RECOVERABLE TAXES

	December 31, 2019	December 31, 2018

IRPJ/CSLL – prepayments and withheld taxes	679,699	103,939
PIS/COFINS – on acquisition of property, plant and equipment (1)	61,376	55,518
PIS/COFINS – operations	589,142	12,426
PIS/COFINS – exclusion ICMS (2)	128,115
ICMS – on acquisition of property, plant and equipment (3)	115,560	78,154
ICMS – operations (4)	1,519,017	215,361
Reintegra program (5)	118,944	48,879
Other taxes and contributions	18,799	24,845
Provision for loss of ICMS credits (6)	(1,304,329)	(10,792)
Provision for loss of PIS/COFINS credits	(21,132)
Fair value adjustment on business combination with Fibria	(199,076)
	1,706,115	528,330
Current	997,201	296,832
Non-current	708,914	231,498

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

2)	The Company filed legal actions claiming the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992.

Regarding this subject, the Federal Supreme Court (“STF”) initially decided on March 15th, 2017, that ICMS is not included in the tax basis of the aforementioned contributions. The Federal Government made an appeal (“Embargos de Declaração”) in October 2017, requesting the reversal of the Supreme Court’s initial decision among other items. The appeal has yet to be judged.

Based on the Supreme Court’s initial decision and the legal opinion provided by external legal consultants, the Company believes that the probability of the Supreme Court altering its decision is remote. The Company thus started to exclude the ICMS from the tax basis of the referred contributions since August 2018, a practice also supported by court decisions.

For certain PIS and COFINS credits to be recovered, the Company has received final favorable court decisions. In the quarter ended September 30th, 2019, the Company recorded an asset of R$128,115 relating to PIS and COFINS tax credits within recoverable taxes and a gain in the statement of income (loss) within other operational results (note 30), regarding certain claims for the calculation period from 2006 to July 2018. The Company has estimated the amount attributable to these claims based on the available relevant fiscal documents, and this amount is subject to adjustments to be recorded by management in the future periods.

The Company has additional claims for which a final decision has not been received and for which no asset or gain have been recorded.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the state of Maranhão, Espírito Santo, Bahia and Mato Grosso do Sul, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Maranhão.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in Maranhão and the provision for full loss of the low probability of realization of the units of Espírito Santo, Bahia and Mato Grosso do Sul due to the difficulty of its realization.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

9.1.	Rollforward of provision for loss

	December 31, 2019
	ICMS	PIS e COFINS	Total
Beginning balance	(10,792)		(10,792)
Business combination with Fibria (1)	(1,211,109)		(1,211,109)
Addition	(82,428)	(21,132)	(103,560)
Ending balance	(1,304,329)	(21,132)	(1,325,461)

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

10.	ADVANCE TO SUPPLIERS

	December 31, 2019	December 31, 2018
Forestry development program	1,087,149	231,063
Advance to suppliers	170,481	85,963
	1,257,630	317,026

Current	170,481	98,533
Non-current	1,087,149	218,493

The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus in their own land to supply the agricultural product wood to Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at present value since they will be settled, preferably, in forests. In addition, the Company supports producers through technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has contractually guaranteed the right to make an offer to purchase the forest and/or wood for market value, however, this right does not prevent producers from negotiating the forest and / or wood with other market participants, provided that the incentive amounts are fully paid.

11.	RELATED PARTIES

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the usual market prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

On December 31, 2019, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties in relation to those disclosed in the annual financial statements of December 31, 2018, except for the transactions involving the Company’s that belonged to the Fibria, which became related parties of the Company due to the conclusion of the business combination in January 2019.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

11.1	Balances recognized in assets and liabilities

		Balances receivable (payable)
	Nature	December 31, 2019	December 31, 2018
Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	3	(125)
		3	(125)
Transactions with companies of the Suzano Group and other related parties
Bexma	Reimbursement for expenses	1	1
Bizma	Reimbursement for expenses	1	2
Ecofuturo	Social services	(9)	(33)
Ibema	Sale of pulp	23,755	36,721
Ibema	Purchase of products	(2,467)	(1,643)
Management	Reimbursement for expenses	(1)
		21,280	35,048
		21,283	34,923
Assets
Trade accounts receivable		23,761	36,727
Liabilities
Trade accounts payable		(2,478)	(1,804)
		21,283	34,923

11.2	Amounts transacted in the year

		Expenses (income)

	Nature	December 31, 2019	December 31, 2018
Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	(5,945)	(12,723)
		(5,945)	(12,723)
Transactions with companies of the Suzano Group and other related parties:
Bexma	Reimbursement for expenses	11	10
Bizma	Reimbursement for expenses	10
Ecofuturo	Social services	(5,272)	(4,184)
Ibema	Sale of pulp	111,325	107,252
Ibema	Purchase of products	(7,744)	16
IPFL	Reimbursement for expenses	4	4
Lazam - MDS	Sale of paper	7	(31)
Mabex	Aircraft services (freight)	(100)	(390)
Management	Reimbursement for expenses	(9,178)	541
Nemonorte	Real estate advisory	(330)	(491)
		88,733	102,727
		82,788	90,004

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

11.3	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the year, are set for the below:

	December 31, 2019	December 31, 2018	December 31, 2017
Short-term benefits
Salary or compensation	39,459	48,663	24,774
Direct and indirect benefits	1,747	2,828	2,959
Bonus	8,007	16,752	26,819
	49,213	68,243	54,552
Long-term benefits
Share-based compensation plan	45,739	62,150	33,554
	45,739	62,150	33,554
	94,952	130,393	88,106

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its wholly-owned subsidiaries located in Brazil are subject to the tax regime based on taxable income. The wholly-owned subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

In Brazil, the Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in wholly-owned subsidiary, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at the each year ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in Abril 2019, which aims at a non-double taxation, in Brazil, of profit earned by its wholly-owned subsidiary located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided to not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for the year 2019. There is no provision for tax related to the profit of such wholly-owned subsidiary in 2019.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

12.1.	Deferred income and social contribution taxes

	December 31, 2019	December 31, 2018
Tax loss carryforwards	600,249	310,293
Negative tax base	146,346	6,627
Provision for judicial liabilities	265,571	101,667
Operating provisions and other losses	933,818	286,616
Exchange rate variation - Taxation on a cash basis	2,001,942	534,093
Losses on derivatives	618,427	291,254
Fair value adjustment on business combination – Amortization	713,656	5,327
Unrealized profit on inventories	293,322	227,830
Lease	2,922	6,196
Other temporary differences		4,056
Assets temporary differences	5,576,253	1,773,959

Goodwill - Tax benefit on unamortized goodwill	216,857	13,161
Property, plant and equipment - deemed cost adjustment	1,506,220	1,552,579
Accelerated tax depreciation	1,113,200	1,196,182
Borrowing cost	104,549
Fair value of biologic assets	53,502
Tax provision on results of subsidiaries abroad	463,850
Fair value adjustment on business combination with Fibria – Deferred taxes, net	502,347
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	43,559
Other temporary differences	17,004	41,172
Liabilities temporary differences	4,021,088	2,803,094

Non-current assets	2,134,040	8,998
Non-current liabilities	578,875	1,038,133

Except for tax loss carryforwards, the negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (“IRPJ”), other tax bases were subject to both taxes.

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is set forth below:

	December 31, 2019	December 31, 2018
Tax loss carry forward	2,400,998	1,241,172
Social contribution tax loss carryforward	1,626,064	73,633

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The rollforward of net balance of deferred income tax is set for the below:

	December 31, 2019	December 31, 2018
Beginning balance	(1,029,135)	(1,787,354)
Business combination with Fibria (1)	1,034,842
Tax loss	270,559	(264,955)
Tax loss carryforwards	139,719	(23,203)
(Reversal)/provision for judicial liabilities	31,262	(1,964)
Operating provisions and other losses	(21,757)	82,785
Exchange rate variation - Taxation on a cash basis	552,421	451,300
Derivative losses	319,860	390,198
Fair value adjustment on business combination – Amortization	699,527	5,327
Unrealized profit on inventories	65,492	124,454
Lease	(3,274)	69
Adjustment to present value		174
Tax benefit on unamortized goodwill	(203,696)	(3,098)
Property, plant and equipment - Deemed cost	46,359	51,408
Accelerated depreciation	82,982	(13,067)
Borrowing cost	44,727	(23,145)
Fair value of biological assets	(60,778)	(22,307)
Tax provision on results of subsidiaries abroad	(351,485)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	(43,559)
Other temporary differences	(18,901)	4,243
Ending balance	1,555,165	(1,029,135)

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	December 31, 2019	December 31, 2018
Net income (loss) before taxes	(4,097,203)	165,298
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	1,393,049	(56,201)

Tax effect on permanent differences:
Taxation (difference) on profit of subsidiaries abroad (1)	(24,933)	(97,439)
Tax incentive – Reduction SUDENE		261,910
Equity method	10,878	2,576
Thin capitalisation	(95,003)	(2,553)
Credit related to Reintegra Program	4,515	37,627
Tax incentives applied to income tax (2)	18,919	20,505
Unrealized profit on operations with subsidiaries		16,786
Director bonus	(43,913)
Other	18,949	(28,695)
	1,282,461	154,516
Income tax
Current	(220,311)	(300,438)
Deferred	1,093,200	604,190
	872,889	303,752
Social Contribution
Current	(25,799)	(286,130)
Deferred	435,371	136,894
	409,572	(149,236)

Income and social contribution benefits (expenses) on the year	1,282,461	154,516

Effective rate of income and social contribution tax expenses	31%	(93.5)%

1)	The effect of the difference in taxation of subsidiaries is substantially due to the difference between the nominal rates of Brazil and subsidiaries abroad.

2)	Income tax deduction amount referring to the use of the PAT (“Worker Feeding Program”) benefit and donations made in cultural and sports projects.

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendency (“SUDENE”) in the Mucuri (BA) and Imperatriz (MA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027 and Imperatriz facility expire in 2024.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2017	4,548,897
Addition	1,285,490
Depletion	(709,547)
Loss on fair value adjustment	(129,187)
Disposal	(47,124)
Other write-offs	(12,624)
Balances on December 31, 2018	4,935,905
Business combination with Fibria (1)	4,579,526
Addition	2,849,039
Depletion	(1,905,118)
Gain on fair value adjustment	185,399
Disposal	(23,764)
Other write-offs	(49,488)
Balances on December 31, 2019	10,571,499

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of calculation.

The main assumptions, IMA, discount rate, and selling price stand out as being the most sensitive where increases or reductions in these assumptions generate significant gains or losses in the measurement of fair value.

The Company’s biological assets are mainly of eucalyptus forest for reforestation used to supply wood to pulp and paper manufactory facility and are located in the states of São Paulo, Bahia, Espírito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the biological assets fair value measurements due to its nature.

The fair value of eucalyptus forests is determined semiannually through the income approach method by using the discounted cash flow method.

The assumptions used in measurement of the fair value of biological assets were:

i)	Average cycle of forest formation of 6 and 7 years;

ii)	Effective area of forest from the 3rd year of planting;

iii)	Average annual increment consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and ground conditions;

iv)	The estimated average standard cost per hectare includes expenses on silvicultural and forest management applied to each year of formation of the biological cycle of forests, plus costs of land lease agreements and opportunity cost of own land;

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties and/or weighted by the cost of formation plus cost of capital plus estimated margin for regions where there is no market benchmark available; and

vi)	The discount rate used in cash flows is measured based on capital structure and other economic assumptions in an independent market participant in the sale of standing wood (forests).

The following table discloses the measurement of the premises adopted:

December 31, 2019
Planted useful area (hectare)	988,720
Mature assets	86,352
Immature assets	902,368
Average annual growth (IMA) – m3/hectare/year	38.34
Average gross sale price of eucalyptus – R$/m3	66.81
Discount rate - %	8.4%

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

The fair value adjustment recognized in year ended December 31, 2019 is justified by variation of indicators mentioned above, which combined resulted in a positive variation of R$185,399. The fair value adjustment was recognized under other operating income (expense), net.

December 31, 2019
Physical changes	(347.409)
Price	532,808
185,399

The Company manages the financial risks related to agricultural activities in a preventive manner. To reducing risks from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

The Company has no biological assets pledged in the year ended December 31, 2019.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

14.	INVESTMENTS

14.1.	Investments breakdown

	December 31, 2019	December 31, 2018
Investments in associates and joint ventures	140,934	14,338
Goodwill	161,464
Other investments evaluated at fair value through other comprehensive income	20,048
	322,446	14,338

14.2.	Investments in associates and joint ventures

	Information of joint ventures as of December 31,			Company Participation
	2019			In equity		In the income of the year
	Equity	Income of the year	Participation equity (%)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Associate
Ensyn Corporation (1)	252	(268)	25.30%	21,437		12,860
Spinnova (1)			24.06%	86,969		(1,332)
				108,406		11,528

Joint ventures
Ibema			49.90%	28,487	14,338	20,307	8,676
F&E Technologies LLC			50.00%	4,041		134
				32,528	14,338	20,441	8,676
				140,934	14,338	31,969	8,676

1)	Investment by which the Company has had significant influence and, therefore, value by the equity method, Note 3.1.5.

14.3.	Business combination with Fibria

To determine the accounting criteria for recording this transaction with Fibria, we observed the provisions of IFRS 3 – Business Combination.

The direct costs related to the operation, recorded directly in general and administrative expenses for the year when incurred, totaled approximately R$100,387, substantially consisting of expenses with legal fees, auditing and other consulting services.

The net assets were evaluated by Management and an independent appraiser was hired to assist in determining their fair values. The methodology adopted for the determination of fair value adjustments on business combination with Fibria is described in Note 1.2.1.

The assets and liabilities were evaluated by Management and an independent appraiser was hired to assist in determining the fair values, and some qualified for booking in accordance with IAS 38 – Intangible Assets.

As disclosed in note 1.1, on January 3, 2019, Suzano has acquired the control of Fibria.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The assets acquired and liabilities assumed at the fair value are set forth below in millions of Brazilian Reais:

	Fair value		Fair value
Assets		Liabilities
Current		Current
Cash and cash equivalents	1,795	Loans and financing	3,136
Marketable securities	4,316	Derivative financial instruments	276
Derivative financial instruments	211	Lease liabilities	376
Trade accounts receivable	1,302	Trade accounts payable	3,427
Inventories	6,187	Payroll and charges	402
Recoverable taxes	261	Taxes payable	129
Other assets	213	Dividends payable	6
		Other liabilities	126
Total current assets	14,285	Total current liabilities	7,878

Non-current		Non-current
Marketable securities	173	Loans and financing	17,591
Derivative financial instruments	455	Lease liabilities	2,599
Recoverable taxes	988	Derivative financial instruments	126
Advances to suppliers	604	Provision for contingencies, net	3,182
Judicial deposits	210	Deferred taxes	558
Deferred taxes	1,567	Other liabilities	251
Other assets	227
	4,224	Total non-current liabilities	24,307
		Total liabilities	32,185
Investments	200
Biological assets	4,580
Property, plant and equipment	24,961
Right of use	2,916
Intangible assets
Other intangible assets	309
Customer portfolio	9,031
Software	21
Cultivars	143
Supplier agreements	172	Equity
Port concession	749
Fair value adjustment of lease agreements	44	Shareholders‘ equity	37,236
Goodwill	7,897
	51,023	Non-controlling interest	111
Total non-current assets	55,247	Total equity	37,347
Total asset	69,532	Total liabilities and shareholders’ equity	69,532

During the measurement process of the assets acquired and liabilities assumed at the fair value, the Company has identified adjustments to the fair value of some assets and liabilities, as described below, however there were no changes in the goodwill amount.

(i)	An adjustment in the amount of R$72 million in the opening balance of the measurement of right of use and lease liabilities;

(ii)	Reclassification of financing leasing liability in the amount of R$142 million to lease liabilities that were previously classified as other liabilities; and

(iii)	Reclassification of financing leasing assets in the amount of R$83 million to lease rights that were previously classified as PP&E.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Annual average depreciation rate %		3	5		10 to 20

Cost
Balance as of December 31, 2017	4,348,593	2,815,673	15,846,331	483,735	288,395	23,782,727
Additions	705	2,319	143,058	1,321,350	25,913	1,493,345
Fair value adjustment from business combination – Facepa	27,381	(3,014)	27,506	(4,880)	2,821	49,814
Business combination – Facepa	7,446	18,505	46,165	3,395	1,920	77,431
Business combination - PCH	4,291	102,176	3,831	2	26	110,326
Write-offs	(34,523)	(8,654)	(67,280)		(1,183)	(111,640)
Interest capitalization				1,772		1,772
Transfer and other (2)	750,824	131,515	441,420	(1,339,218)	14,197	(1,262)
Balance as of December 31, 2018	5,104,717	3,058,520	16,441,031	466,156	332,089	25,402,513
Additions	337,932	1,943	136,855	1,477,420	47,524	2,001,674
Write-offs	(92,705)	(36,276)	(172,458)	(1,462)	(34,858)	(337,759)
Business combination with Fibria	2,151,338	3,918,552	20,255,811	425,868	454,759	27,206,328
Fair value adjustment - Fibria	2,637,671	1,502,021	5,109,939		195,684	9,445,315
Fair value adjustment – Facepa			3,072	(883)	(111)	2,078
Fair value adjustment – Ibema			5,448			5,448
Transfer and other (2)	182,621	323,029	740,879	(1,397,398)	(61,761)	(212,630)
Balance as of December 31, 2019	10,321,574	8,767,789	42,520,577	969,701	933,326	63,512,967

Depreciation
Balance as of December 31, 2017		(829,821)	(6,545,959)		(195,718)	(7,571,498)
Write-offs		1,462	60,506		196	62,164
Depreciation		(78,264)	(760,634)		(29,844)	(868,742)
Fair value adjustment from business combination - Facepa			(3,447)		(731)	(4,178)
Transfer and other (2)		7	1,391		(1,398)
Balance as of December 31, 2018		(906,616)	(7,248,143)		(227,495)	(8,382,254)
Additions		(255,888)	(2,123,193)		(91,170)	(2,470,251)
Write-offs		26,886	115,732		13,944	156,562
Business combination with Fibria (3)		(1,804,967)	(9,552,825)		(249,087)	(11,606,879)
Additions - Fair value adjustment from business combination - Fibria		(63,495)	(543,468)		(17,364)	(624,327)
Fair value adjustment from business combination - Facepa		(5,742)	(6,481)		(95)	(12,318)
Fair value adjustment from business combination - Ibema			(593)			(593)
Transfer and other (2)		29,906	508,585		9,547	548,038
Balance as of December 31, 2019		(2,979,916)	(18,850,386)		(561,720)	(22,392,022)

Net
Balance as of December 31, 2018	5,104,717	2,151,904	9,192,888	466,156	104,594	17,020,259
Balance as of December 31, 2019	10,321,574	5,787,873	23,670,191	969,701	371,606	41,120,945

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	Includes transfers carried out between the items of property, plant and equipment, intangible assets, right of use arising from lease agreements and inventories.

3)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

On December 31, 2019, the Company analyses the event and did not identified tan impairment of property, plant and equipment.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

15.1.	Items pledged as collateral

On December 31, 2019, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of Aracruz, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$24,985,741 (R$11,505,386 consisting substantially of the units of Imperatriz, Limeira, Mucuri and Suzano as of December 31, 2018).

15.2.	Capitalized expenses

During the year ended December 31, 2019, the Company capitalized interest in the amount of R$4.213 (R$1,772 as of December 31, 2018). The weighted average interest rate utilized to determine the capitalized amount was 9.50 % p.a. (6.55% p.a. as of December 31, 2018).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful life

	December 31, 2019	December 31, 2018
Vale Florestar	45,435	45,435
Paineiras Logística (1)		10
PCHM (1)		307
FACEPA	119,332	112,582
Fibria (2)	7,897,051
Other (3)	1,196	1,196
	8,063,014	159,530

1)	On December 31, 2019, the Company tested goodwill on expected future profitability (goodwill) arising from business combinations with PCH Mucuri and Paineiras Logística and identified an impairment of R$317 recognized in other operating results.

2)	Purchase price allocation in Note 1.2.2.

3)	The amount of R$1,196 related to other intangible assets with indefinite useful life such as servitude and electricity in the year ended December 31, 2019 and 2018.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 29.4.

The calculation of the value in use of non-financial assets is done annually using the discounted cash flow method. In 2019, the Company used the strategic plan and annual budget with growing projections until 2024 and the average perpetuity of the cash generating units considering a nominal tax of 3.6% p.a. from this date, based on historical information of previous years, economic and financial projections from each specific market that the Company has operations and additionally include official information disclosed by independent institutions and government agencies.

The discount rate adopted by the Management was 9.1% p.a, calculated based on weighted average cost of capital (“WACC”). The assumptions in the table set forth below were also adopted:

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

	2020	2021	2022	2023	2024
Net average pulp price – Foreign market (USD/t)
Asia	502.30	670.00	767.00	577.00	588.60
Europa	506.70	603.00	691.80	553.90	565.00
North America	559.40	638.90	733.00	586.80	598.60
Latin America	545.50	660.40	757.60	606.60	618.70
Net average pulp price – Internal market (USD/t)	439.50	631.00	723.90	579.60	600.10
Average exchange rate (R$/U.S.$)	3.94	3.92	3.96	4.02	4.08
Discount rate (pos-tax)	9.1% p.a.	9.1% p.a.	9.1% p.a.	9.1% p.a.	9.1% p.a.
Discount rate (pre-tax)	12.5% p.a.	12.5% p.a.	12.5% p.a.	12.5% p.a.	12.5% p.a.

The recoverability of property, plant and equipment was tested in 2019 and no impairment loss was identified.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

16.2.	Intangible assets with determined useful life

	December 31, 2019	December 31, 2018
Beginning balance	180,311	141,785
Business combination with Fibria (1)	308,681
Additions	17,715	7,983
Fair value adjustment on business combination with Facepa		53,477
Fair value adjustment on business combination with Ibema	702
Amortization	(74,332)	(44,340)
Fair value adjustment on business combination with Fibria	10,159,550
Customer portfolio	9,030,779
Supplier agreements	172,094
Port services agreements	694,590
Port concession	54,470
Lease agreements	44,371
Cultivars	142,744
Software	20,502
Fair value adjustment on business combination with Fibria - Amortization:	(956,577)
Customer portfolio	(820,980)
Supplier agreements	(72,097)
Port services agreements	(29,362)
Port concession	(2,147)
Lease agreements	(7,499)
Cultivars	(20,392)
Software	(4,100)
Fair value adjustment on business combination with Facepa - Amortization	(15,430)
Fair value adjustment on business combination with Ibema - Amortization	(24)
Exchange rate variation	2,930	12,461
Transfers and others	26,263	8,945
Ending balance	9,649,789	180,311

Represented by	Average Annual Amortization Rate %
Trademarks and patents	5 to 10	20,649	19,477
Software	20	119,265	59,112
Customer portfolio	2.5 to 5	7,393	19,004
Non-compete agreement	5	2,150	2,812
Research and development agreement	19	74,643	79,906
Development and implementation of systems	20	1,687
Right of exploitation - Terminal concession of Macuco	4	166,932
Supplier Relationship - Chemicals	5	51,562
Others		1,857
Intangible assets (fair value adjustments) acquired in the business combination, net – Ibema		678
Intangible assets (fair value adjustments) acquired in the business combination, net – Fibria		9,202,973
Customer portfolio	9	8,209,799
Supplier agreements	13 to 100	99,997
Port services agreements	4	665,228
Ports concession	4	52,324
Lease agreements	17	36,871
Cultivars	14	122,352
Software	20	16,402
		9,649,789	180,311

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

Amortization of supplier and port services agreements, ports concession, lease agreements and cultivars are recognized as a cost of sales, amortization of customer portfolio is recognized in selling expenses, amortization of trademarks and patents, non-compete agreement, research and development agreement, development and implementation of systems are recognized administrative expenses, while software is recorded according to its use as cost of sales, administrative or sales expenses.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

17.	TRADE ACCOUNTS PAYABLE

	December 31, 2019	December 31, 2018
In local currency
Related party (Companies of the Suzano group)	2,478	1,804
Third party	1,288,774	558,041

In foreign currency
Third party (1)	1,085,207	72,720
	2,376,459	632,565

1)	The Company had a take or pay agreement with Klabin S.A., under conditions differentiated in terms of volume, exclusivity, guarantees and payment terms in up to 360 days, and prices were practiced under conditions of contractually established. Following the requirements imposed by the European Union's competition authority, the contract with Klabin expired in July 2019. On December 31, 2019, the amount of R$936,887 in the consolidated refers to purchases of Klabin's pulp.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
In foreign currency
BNDES	UMBNDES	6.6	26,307	21,577	27,620	139,940	53,927	161,517
Bonds	Fixed	5.7	640,177	216,624	27,375,673	11,189,403	28,015,850	11,406,027
Syndicated loan	LIBOR	2.7	29,268	37,546	12,269,251	11,787,588	12,298,519	11,825,134
Finnvera/EKN (“Export Credit Agencies”)	LIBOR			236,385		560,689		797,074
Financial lease	U.S.$			5,608		12,617		18,225
Export credits (ACC - pre-payment)	LIBOR/Fixed	4.1	1,965,600	1,896,717	3,162,227	274,673	5,127,827	2,171,390
Others			3,481				3,481
			2,664,833	2,414,457	42,834,771	23,964,910	45,499,604	26,379,367

In local currency
BNDES	TJLP	7.8	283,658	28,867	1,517,649	183,269	1,801,307	212,136
BNDES	TLP	9.2	18,404		441,233		459,637
BNDES	Fixed	5.2	39,325	26,119	77,333	95,034	116,658	121,153
BNDES	SELIC	5.9	78,458		718,017		796,475
FINAME	Fixed	6.6	4,781	970	9,564	2,010	14,345	2,980
BNB	Fixed	6.7	37,815	25,038	156,904	191,976	194,719	217,014
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	5.9	2,860,938	789,892	2,952,451	1,588,986	5,813,389	2,378,878
Export credit note	CDI	6.2	131,914	93,001	1,270,065	1,327,378	1,401,979	1,420,379
Rural producer Certificate	CDI	7.6	5,840	6,809	273,303	273,029	279,143	279,838
Export credits (“Pre payment”)	Fixed	6.2	77,694		1,312,586		1,390,280
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed	8.0	76,596	7,725	475,905	5,135	552,501	12,860
Others (Revolving Cost, Working capital and Industrial Development Fund (“FDI”))	Fixed	0.4	954	10,467	4,559	16,930	5,513	27,397
FDIC Funds of credit rights	Fixed			22,054				22,054
Fair value adjustment on business combination with Fibria			(63,256)				(63,256)
Debentures	CDI	6.7	9,997	1,297	5,412,035	4,662,156	5,422,032	4,663,453
			3,563,118	1,012,239	14,621,604	8,345,903	18,184,722	9,358,142
			6,227,951	3,426,696	57,456,375	32,310,813	63,684,326	35,737,509

Interest on financing			886,886	345,988	136,799		1,023,685	345,988
Non-current funding			5,341,065	3,080,708	57,319,576	32,310,813	62,660,641	35,391,521
			6,227,951	3,426,696	57,456,375	32,310,813	63,684,326	35,737,509

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

18.2.	Rollforward in loans, financing and debentures

	December 31, 2019	December 31, 2018
Beginning balance	35,737,509	12,191,856
Amounts from the business combination with Fibria (1)	20,667,096
Reclassification - accounts payable from lease operations (2)	(18,225)
Fundraising	18,993,837	25,539,994
Business combination with PCH / FACEPA		79,923
Interest accrued	3,362,250	839,278
Exchange rate variation, net	1,781,562	1,457,989
Settlement of principal	(13,994,708)	(3,738,577)
Settlement of interest	(2,977,957)	(669,088)
Fair value adjustment on business combination with Fibria	(63,256)
Amortization of fundraising costs	185,807	36,134
Other	10,411
Ending balance	63,684,326	35,737,509

1)	Business combination with Fibria its subsidiaries held on January 3, 2019, Note 1.2.1.

2)	As of January 1, 2019, the lease balance was reclassified to "Accounts payable from lease operations", due to adoption of IFRS 16 by the Company.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

18.3.	Breakdown by maturity – non current

	2021	2022	2023	2024	2025	2026	2027 onwards	Total

In foreign currency
BNDES - Currency basket	9,175	10,061	8,384					27,620
Bonds	762,320			2,402,437	2,379,661	2,812,354	19,018,901	27,375,673
Syndicated Loan	1,343,567	3,197,689	7,727,996					12,269,252
Export credits (ACC pre-payment)	136,320	13,143		2,015,350	997,414			3,162,227
	2,251,382	3,220,893	7,736,380	4,417,787	3,377,075	2,812,354	19,018,901	42,834,772

In local currency

BNDES – TJLP	269,593	265,467	266,362	239,883	292,573	169,102	14,668	1,517,648
BNDES – TLP	18,866	18,866	18,866	18,866	17,617	20,120	328,032	441,233
BNDES – Fixed	28,959	24,567	18,601	5,206				77,333
BNDES – Selic	76,117	73,304	96,312	88,347	210,392	173,545		718,017
FINAME	3,829	2,786	1,656	1,197	96			9,564
BNB	35,285	33,201	35,285	33,001	10,285	9,847		156,904
CRA (“Agribusiness Receivables Certificates”)		1,512,680	1,439,771					2,952,451
Export credit note					640,800	629,265		1,270,065
Rural producer certificate					137,500	135,803		273,303
Export credits (“Pre payment”)				1,312,586				1,312,586
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	67,986	67,986	67,986	67,989	67,986	67,986	67,986	475,905
Others (Revolving costs, working capital, FIDC and FDI)	4,559							4,559
Debentures					2,340,550	2,324,307	747,178	5,412,035
	505,194	1,998,857	1,944,839	1,767,075	3,717,799	3,529,975	1,157,864	14,621,603
	2,756,576	5,219,750	9,681,219	6,184,862	7,094,874	6,342,329	20,176,765	57,456,375

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

18.4.	Breakdown by currency

	December 31, 2019	December 31, 2018
Brazilian Reais	17,362,903	9,358,142
U.S. Dollar	45,460,138	26,217,850
Selic (1)	807,358
Currency basket	53,927	161,517
	63,684,326	35,737,509

1)	Contractual definition of currency in contracts with Brazilian National Bank for Economic and Social Development (“Banco Nacional de Desenvolvimento Econômico e Social or “BNDES”) that are in Brazilian Reais plus SELIC interest.

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

Nature	Cost	Amortization	Balance to be amortized
			December 31, 2019	December 31, 2018
Bonds	343,642	129,297	201,467	67,189
CRA and NCE	125,222	73,508	47,443	20,195
Import (“ECA”)	101,811	101,811		16,235
Syndicated Loan	72,774	33,209	40,382	30,552
Debentures	21,592	4,674	19,065	18,944
BNDES (“IOF”) (1)	53,730	13,702	38,447
Others	18,147	8,381	4,590	3,188
	736,918	364,582	351,394	156,303

1)	Tax on Financial Operations

18.6.	Relevant operations settled in the year

18.6.1.	Early settlement of CRA’s

On January 3, 2019, the Company settled the amount of R$878,573 of two series of CRA’s, with original maturities in 2021 and 2023 and a cost of 99% of CDI and IPCA + 4.5055% p.a. This settlement refers to the two of the nine series that were not obtained prior approval of the holders of the Certificates for the business combination between the Companies.

18.6.2.	BNDES

On March 15, 2019, the Company carried out the early settled of R$299,682 with the BNDES, comprising an installment to be amortized from the balance of the outstanding debt plus the corresponding remuneration up to the payment date.

18.6.3.	Export prepayment ("PPE")

On June 17, 2019, the Company, through its subsidiary Suzano International Trade GmbH (former Fibria International Trade GmbH), voluntarily prepaid the amount of U.S.$631,138 (equivalent to R$2,454,443), related to an export prepayment agreement, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in 2022.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

On June 18, 2019, the Company, through its subsidiary Suzano International Trade GmbH (former Fibria International Trade GmbH, voluntarily prepaid the amount of U.S.$156,032 (equivalent to R$602,410), related to an export prepayment agreement, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in October 2022.

18.6.4.	Finnvera

On April 29 and April 30, 2019, the Company voluntarily prepaid U.S.$ 208,400 (equivalent to R$822,200) related to certain financing agreements that were guaranteed by the export credit agencies Finnvera and EKN.

On June 17, 2019, the Company voluntarily prepaid the outstanding amount of U.S.$378,471 (equivalent to R$1,473,114) related to certain financing agreements that were guaranteed by the export credit agency Finnvera initially contracted in May 2016, which maturity date was 2025.

18.6.5.	Debentures

On March 27, 2019, the Company made the partial optional extraordinary amortization on the balance of the nominal unit value of all the debentures of this 7th issue, upon payment of the total amount of R$2,056,173, comprising an installment to be amortized balance of the nominal unit value of all debentures plus the corresponding remuneration.

On May 31, 2019, the Company redeemed in full its unsecured debentures of its 7th issuance, non-convertible into shares, with maturity on January 7, 2020, by paying the total outstanding amount of R$2,019,587, comprising the total balance of the face value per unit of the totality of the debentures of such issuance plus the corresponding remuneration.

18.7.	Relevant operations contracted in the year

18.7.1.	Senior Notes (“Notes 2029”)

On January 29, 2019, the Company, through its subsidiary Suzano Austria GmbH, reopened the Senior Notes 2029 with the additional issue of debt securities in the amount of U.S.$750,000 (equivalent to R$2,874,150). The notes mature in January 2029 and were issued with interest of 5.465% p.a., which will be paid semiannually. This transaction is fully and unconditionally guaranteed by Suzano S.A.

18.7.2.	Export prepayment contracts ("PPE")

On February 25, 2019, the Company entered into an export prepayment agreement in the amount of R$738,800, with annual interest payment of 8.35% p.a. and maturing in 2024. On June 14, 2019, the Company, through its wholly-owned subsidiary Fibria International Trade GmbH, entered into a syndicated export prepayment transaction in the amount of U.S.$ 750,000 (equivalent to R$2,910,975), with a term of six years and grace period of five years. This transaction is fully and unconditionally guaranteed by Suzano S.A.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

On June 14, 2019, the Company entered into an export prepayment agreement in the amount of R$578,400, with annual interest payment of 7.70% p.a. and maturing in 2024.

18.7.3.	Senior Notes ("Notes 2047")

On May 21, 2019, the Company, through its subsidiary Suzano Austria GmbH, issued an additional amount of U.S.$250,000 (equivalent to R$1,020,250) of its 7.00% Senior Notes due 2047, with yield at the rate of 6.245% p.a. and spread at the rate of 7.0% p.a., to be paid semiannually, in March and September, with maturity on March 16, 2047. This transaction is fully and unconditionally guaranteed by Suzano S.A.

18.7.4.	Senior Notes ("Notes 2030")

On May 21, 2019, the Company, through its subsidiary Suzano Austria GmbH, issued an aggregate amount of U.S.$1,000,000 (equivalent to R$4,081,000) of 5.00% Senior Notes due 2030, with yield at the rate of 5.18% p.a. and spread at the rate of 5.0% p.a., to be paid semiannually, in January and July, with maturity on January 15, 2030. This transaction is fully and unconditionally guaranteed by Suzano S.A.

18.7.5.	BNDES

On May 17, 2019, BNDES released funds to the Company in the amount of R$108,050, with interest rates varying from Long Term Rate (“TLP”) plus interest rate of 0.96% p.a. to 1.44% p.a. to be paid from 2020 to 2028. The resources were applied to projects in the industrial, social and technological innovation areas.

On December 17, 2019, BNDES released funds to the Company in the amount of R$300,000, with interest rates of Long-Term Rate (“TLP”) plus interest rate 1.77% p.a. with maturity date on 2034. The resources were applied to projects in the forestry areas.

18.7.6.	Debentures

On January 7, 2019, the Company issued R$4,000,000 in 7th issue, single series, non-convertible shares, due in January 2020 and with interest rates of 103% up to 112% of the CDI rate.

On October 17, 2019, the Company issued 750,000, not-convertible into shares, unsecured, single series in the amount of R$750,000, with maturity date on September 15, 2028 and interest rate of 100% of CDI plus spread of 1.20% p.a.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

18.7.7.	Advances on foreign exchange contracts (“ACC”), Advances on foreign exchange delivered (“ACE”) and Export prepayment (“PPE”)

Between October 21 and December 3, 2019, the Company entered into 10 ACCs, ACEs and PPEs agreements for a total of U.S.$450,000 (equivalent to R$1,868,743), with a maturity of up to 1 year. These transactions is fully and unconditionally guaranteed by Suzano S.A.

18.7.8.	Revolving Credit Facility

On February 20, 2019, the Company, through its wholly-owned subsidiaries Suzano Austria GmbH and Suzano Pulp and Paper Europe SA, entered into a syndicated Revolving Credit Facility agreement in the amount of US$500,000 (equivalent to R$1,855,000), with a term of 5 years. This transaction is fully and unconditionally guaranteed by Suzano S.A.

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

19.	LEASE

19.1.	Right of use assets

As described in Note 3.1.1, the Company adopted IFRS 16 and applied the IFRS retrospectively with the cumulative effect of adoption recorded at the date of initial application. Accordingly, comparative periods were not restated.

On January 1, 2019, the amounts corresponding to the right to use the current agreements were recognized, in amounts equivalent to the present value of the obligations assumed with the counterparties. The amortization of these balances will occur according to the terms defined for the leases. Except for land agreements that are automatically extended for the same period by means of notification to the lessor, for the other agreements are not allowed automatic renewals and for an indefinite period, as well as the exercise of termination is a right of both parties.

The Company does not have lease agreements with clauses of (i) variable payments that are based on the performance of the leased assets (ii) guarantee of residual value (iii) restrictions, such as, for example, obligation to maintain financial ratios.

In addition, the Company recognized under right of use the residual value of the right to use the agreements previously classified as financial leases under IAS 17 and which were recognized in the Property, plant and equipment group until December 31, 2018, being reclassified the amount of R$89,338 in the initial adoption.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The effect of its adoption of the balances for the year ended December 31, 2019 is set forth below:

	Lands and Farms	Machines and Equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2018
Initial adoption on January 1, 2019	1,762,943	143,685	41,570	1,408,640	1,012	3,357,850
Additions	260,982	1,529	39,794	612,022		914,327
Amortization (1)	(254,280)	(15,163)	(35,365)	(116,207)	(925)	(421,940)
Balance as of December 30, 2019	1,769,645	130,051	45,999	1,904,455	87	3,850,237

1)	The amount of R$268,081 is reclassified to biological assets to compose the formation cost.

In the year ended December 31, 2019, the Company is committed to lease agreements not yet in force for ships expected to be delivered one unit in first quarter 2019 and one unit in first quarter 2020.

19.2.	Lease liabilities

At the adoption of IFRS 16, the Company recognized lease liabilities for the current agreements, and which were previously classified as operating leases in accordance with IAS 17 - Leasing Operations, except for agreements included in the practical expedient permitted by the standard and adopted by the Company, as described in Note 3.1.1.

The liabilities recognized as of January 1, 2019 correspond to the remaining balances payable of the lease contracts, measured to present value by the discount rates on the date of their adoption.

In addition, the Company recognized under lease liabilities the remaining balances of agreements previously classified as financial leases under IAS 17 and which were recognized in the group of loans and financing until December 31, 2018, being reclassified the amount of R$18,225 in the initial adoption, as set forth below:

Nature of agreement	Average rate - % per annual (1)	Maturity (2)	Present value of liabilities
Lands and farms	10.89	November 2046	1,761,273
Machines and Equipment’s	10.15	July 2032	214,569
Buildings	10.92	April 2027	41,391
Ships and boats	10.76	February 2039	1,410,474
Vehicles	8.99	April 2020	1,190
			3,428,897

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The rollforward in the balances in the year ended December 31, 2019 are as follows:

Balance as of December 31, 2018
Initial adoption on January 1, 2019	3,428,897
Additions	914,327
Payments	(646,487)
Accrual of financial charges (1)	275,404
Exchange rate variation	11,929
Balance as of December 31, 2019	3,984,070

Current	656,844
Non-current	3,327,226

1) The amount of R$50,795 related to interest expenses on leased lands is capitalized to biological assets to compose the formation cost.

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Discount rate

The discount rates applied on new lease agreements for year ended December 31, 2019 are similar to those applied on adoption of IFRS 16.

19.2.2.	Amounts recognized in the statement of income for the year

In the year ended December 31, 2019, were recognized the amounts:

Expenses relating to short-term assets	37,007
Expenses relating to low-value assets	14,349
51,356

19.2.3.	Reconciliation of operating lease commitments

Operating lease commitments disclosed as of December 31, 2018	1,448,241
Business combination with Fibria	2,974,729
Discounted through a lessee’s incremental loan rate at initial adoption	(1,011,726)
Reclassification from loans and financing (1)	18,225
Agreements revalued as service agreements	(572)
3,428,897

1)	As of January 1, 2019, the lease balance was reclassified from "Loans and financing", due to adoption of IFRS 16 by the Company, as disclosed in Note 19.2.

19.2.4.	CVM (Brazilian Security and Exchange Commission) Circular Memorandum

On December 18, 2019, the CVM issued a circular memorandum (“Ofício/Circular/CVM/SNC/SEP/nº 02/2019”) containing a guidance on relevant aspects of IFRS 16 to be observed in the preparation of the consolidated financial statements of the lessee companies for the year ended December 31, 2019.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

As result of the implementation of this guidance, the Company has changed incremental loan rate from the real rate to the nominal rate and has included the sales taxes (PIS and COFINS) in the calculation of lease liabilities.

The application of this new accounting guidance represents a new accounting policy.

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include tax, social security, labor and civil risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings as probable, possible or remote. The Company records provisions for losses classified as probable, as determined by the Company’s Management, based on legal advice, which reflect the estimated probable losses. Contingencies classified as possible loss are disclosed based on reasonably estimated amounts.

The Company’s management believes that, based on the elements existing at the base date of these financial statements, its provision for tax, civil, commercial and other, as well for labor risks, accounted for according to IAS 37 is sufficient to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Provisions for probable losses

The rollforward of provisions according to lawsuit natures is set forth below:

	December 31, 2019			December 31, 2018
	Judicial deposits	Provision	Provision, net	Provision, net
Taxes and social security	(124,133)	3,176,503	3,052,370	296,869
Labor	(50,464)	227,139	176,675	50,869
Civil	273	283,159	283,432	3,532
	(174,324)	3,686,801	3,512,477	351,270

The change in the provision according to the nature of the proceedings is set forth below:

	December 31, 2019
	Tax and social security	Labor	Civil and environment	Total
Beginning balance	296,869	50,869	3,532	351,270
Business combination with Fibria (1)	139,462	185,157	64,974	389,593
Payments	(34)	(34,794)	(5,532)	(40,360)
Write-off	(3,875)	(55,730)	(13,434)	(73,039)
Additions	46,603	50,521	10,100	107,224
Monetary adjustment	13,387	31,116	5,258	49,761
Fair value adjustment on business combination with Fibria	2,684,090		218,262	2,902,352
Ending balance	3,176,502	227,139	283,160	3,686,801

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

	December 31, 2018
	Tax and social security	Labor	Civil and environment	Total
Beginning balance	273,324	40,363	3,382	317,069
Business combination with Facepa		1,900		1,900
Payments	(18,351)	(22,580)	(81)	(41,012)
Write-off	(13,605)	(5,011)	(394)	(19,010)
Additions	49,754	28,716	150	78,620
Monetary adjustment	5,747	7,481	475	13,703
Ending balance	296,869	50,869	3,532	351,270

20.1.1.	Tax and social securities

On December 31, 2019, the Company was a defendant in 43 administrative proceedings as well as tax and social security lawsuits in which the disputed matters related, CSLL, IRRF, PIS, COFINS, ICMS, Tax on Services (“ISS”), among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.2.	Labor

On December 31, 2019, the Company was a defendant in 1,236 labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil and environment

On December 31, 2019, the Company is a defendant in approximately 24 civil and environmental lawsuits.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Provisions for possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded:

	December 31, 2019	December 31, 2018
Taxes and Social Security (1)	7,504,398	1,077,761
Labor	279,934	85,309
Civil (1)	2,995,576	43,271
	10,779,908	1,206,341

1)	Amounts net of the fair value adjustment on business combination with Fibria related to possible contingencies, as mentioned above.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

20.2.1.	Tax and social securities

The Company is a defendant in 831 tax proceedings whose likelihood of loss is considered possible, in the total amount of R$7,511,435, for which there is no provision was recorded.

The other tax and social security lawsuits refer to various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, Withholding Income Tax ("IRRF"), PIS and COFINS, mainly due to differences in interpretation of applicable tax rules and information provided in accessory obligations.

The most relevant tax cases are set forth below:

(i)	Income tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets: In December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, closing of the transaction, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets.

On January 19, 2016, the Tax Federal Administrative Court (“CARF - Conselho Administrativo de Recursos Fiscais”) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The Company presented judicial guarantee, which was accepted, and is now awaiting the judgement of the case. We maintain our position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible. The documents have been concluded for judgment since November 25, 2017. The updated amount involved up to December 31, 2019 is R$2,251,462.

(ii)	Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses – 2010: In December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We present administrative appeal on the legal period, judged partially valid. The decision was object of voluntary recourse, presented by us in November 2017. On October 16, 2018, the judgement was converted into a diligence, through resolution n. 1402-000723. Currently, the resolution is expected to be formalized. The updated amount involved up to December 31, 2019 is R$695,679.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

(iii)	IRPJ/CSLL - partial approval: The Company requested approval to offset 1997 tax losses with amounts owed to the tax authorities. The authorities approved in March 2009, only R$83,000, which generated a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision of CARF in August 2019, which granted the Voluntary Appeal filed by the Company. For the remaining credit, the Company has appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level. Shortly after, an appeal was filed, which was judged in session, it was determined the conversion of the done in diligence. On November 6, 2018, a decision was filed reinforcing the tax authorities’ conclusion at the first approval and our arguments. The updated amount involved up to December 31, 2019 is R$254,081.

(iv)	Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): In 2002 the Company was granted its request by the Brazilian Federal Revenue Service (“Receita Federal do Brasil”) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (“SUDENE”), who reported that, the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognized the Company’s right to the tax incentive through 2003.

The Company's Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods. The updated amount involved up to December 31, 2019 is R$125,191.

(v)	PIS/COFINS – Goods and services – 2009 to 2011: In December 2013, the Company was assessed by the Brazilian Federal Revenue Service demanding the collection of PIS and COFINS credits disallowed because they are not allegedly linked to its operating activities. In the first instance, the objection filed by the Company was dismissed. After the Voluntary Appeal was filed, it was partially provided in April 2016. From this decision, the National Treasury filed a Special Appeal to the Superior Chamber and the Company filed a Statement of Appeal, which are still pending judgment. The updated amount involved up to December 31, 2019 is R$162,750.

(vi)	Offsetting - IRRF - period 2000: The Company filed a lawsuit for offsetting IRRF credits measured in the year ended December 31, 2000 with debts owed to the Brazilian Federal Revenue Service. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. From this decision, the Company filed a Voluntary Appeal with CARF, which is pending judgment. The updated amount involved up to December 31, 2019 is R$108,320.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

20.2.2.	Labor

On December 31, 2019, the Company was a defendant in 1,797 labor lawsuits, totaling R$279,934.

The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.

20.2.3.	Civil and environmental

On December 31, 2019, the Company is a defendant in approximately 1.059 civil and environmental lawsuits, totaled the amount of R$2,995,576. Most of these civil lawsuits refers to claims for compensation by former employees or third parties for alleged occupational illnesses and workers' compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company's equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Regarding civil matters, we are involved in 2 (“two”) Public Civil Claims (“Ação Civil Pública”) filed by the Federal Public Prosecution Office requesting (i) a preliminary injunction to prohibit Company’s trucks from transporting wood in federal highways above legal weight restrictions (ii) an increase in the fine for cases of overweight and (iii) compensation for damages to property allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of the Claims was ruled against the Company. Suzano presented an appeal to the Court of Appeals, requesting an interim relief to stay the effects of such ruling until a final decision is reached. We are currently waiting for the ruling on the interim relief by the 1st Regional Federal Court Appeals.

The Company is still defendant in a 2 (“two”) Public Civil Claim filed by the Federal Prosecutor’s Office regarding real properties acquired by Company in the northern region of the state of Espírito Santo. In the 1st. the Federal Prosecutor requested (i) the nullity of the deeds (ii) compensation for moral damages and (iii) suspension of financing for Company’s operations in the municipalities of São Mateus and Conceição da Barra, both located in the state of Espírito Santo. A preliminary injunction was granted, which blocked around 6,000 hectares of Company’s land in such municipalities and suspended any financing for Suzano by BNDES for either production or planting of eucalyptus pulp on the properties relating to the Public Civil Claim. In the 2nd, the Federal Prosecutor’s Office, requesting the nullity of the deeds of some other proprieties acquired in the northern of the state of Espírito Santo. A preliminary injunction was granted blocking around 5,601 hectares of Company’s lands in the same municipalities of São Mateus and Conceição da Barra. Suzano presented its judicial defense and an appeal against such injunction, which is still pending decision. Both cases are pending ruling by the Federal District Court of São Mateus and remain in pre-trial phase. The Company believes that are good grounds for our defense since the acquisition of the lands discussed in both Public Civil Claims was made in accordance with applicable laws and practices applicable at the time of purchase.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

Regarding environmental matters, we are involved in 3 (“three”) relevant Public Civil Claims filed by the Federal Public Prosecution Office in the northeast region of Brazil challenging the State’s environmental agency’s jurisdiction to grant environmental licenses. The Federal Public Prosecution Office alleges that the environmental licensing proceedings related to the forest formation and installation of our industrial plant in the state of Maranhão should be carried out by the Brazilian Federal Environmental Agency (“Agência Federal do Meio Ambiente - IBAMA”). The risks involved in such cases are delays in our plantation schedule and the suspension of the Maranhão unit activities until new permit is issued. Although an injunction was granted on one of this claims suspending the forest formation in a certain region of the State of Maranhão, we believe there are good grounds for our defense, since IBAMA does not acknowledge having jurisdiction to perform the licensing proceedings and there is no clear legal ground to sustain such jurisdiction. Superior court’s is still to rule on an appeal against the injunction granted against Suzano and the other claims are still pending a decision by the trial judge.

In addition, we are involved in a dispute related to possible environmental damage in Cubatão city located in the State of São Paulo), allegedly caused by Companhia Santista, a company that was acquired by Ripasa, which in turn was acquired by Suzano in 2008. This lawsuit is ongoing for over 30 (“thirty”) years and involves more than 20 (“twenty”) other companies. The lawsuit seeks reparation for the environmental damage allegedly caused in area under environmental protection of Serra do Mar’s State Park by several companies that maintained activities in the industrial district of Cubatão until the 1990s. On September 2017, the lawsuit was ruled in favor of the plaintiff, sentencing the defendant companies to recover the damages allegedly caused or, should the environment be already recovered, to pay a compensation of equal value of the cost of the recovery. This compensation is to be allocated to expand Serra do Mar’s State Park. The ruling, however, did not determined the amount that should be paid as compensation, leaving the definition of this value to a latter procedural stage. This ruling was contested by the companies on an appeal and a decision by the State Supreme Court is still pending.

20.3.	Contingent assets

20.3.1.	Exclusion of VAT (ICMS) from PIS and COFINS tax base

The Company and its wholly-owned subsidiaries have filed lawsuits to discuss their rights to exclude ICMS from the PIS and COFINS tax basis, comprising periods since March 1992 and comprising, eventual amendments in the regulation after the issuance of Law nº 12,973/2014.

Regarding this matter, the Federal Supreme Court (“STF”) ruled on March 15, 2017, at first without the possibility of reversing the understanding on the merits, that the ICMS does not part of the calculation basis of relating contributions. The Federal Government filed an amendment of judgment in October 2017 aiming, among other requests, to modulate the effects of related decision based on the judgment of said amendment of judgment, which are still pending judgment.

Based on the decision of the Supreme Court and the legal opinions of its legal advisors, the Company understands that a change in the outcome of the Supreme Court judgment is unlikely. Accordingly, the ICMS was excluded from the calculation basis of such contributions as from August 2018, based on a favorable decision rendered by the Company, still pending final judgment.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

21.	EMPLOYEE BENEFIT PLANS

21.1.	Pension plan

In 2005, the Company established the Suzano Prev pension plan managed by BrasilPrev, an open private pension entity, which serves employees of Suzano Group Companies, in the defined contribution plan. Under the terms of the benefit plan agreement, the Company's contributions to the employee are 0.5% of the nominal salary that does not exceed 10 Suzano reference units (“URS”), with no contribution from the employee. For employees whose salary exceeds 10 URS's, in addition to the contribution of 0.5%, the contributions of the company follow the contributions of employees and apply to the portion of the salary that exceeds 10 URS's, which may vary from 1% to 6% of the nominal salary. Contributions made by the Company for the period ended December 31, 2019 totaled R$5,993 (R$6,560 as of December 31, 2018) recognized in under employee benefits.

Entities from the business combination with Fibria, managed by a private pension entity, which provide post-employment benefits to employees, under defined contribution plans. In this type of plan participants and sponsor contribute to the formation of an individual savings. In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund's regulations, employees' contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The contributions for the year ended December 31, 2019 amounted to R$9,920 (R$12,840 as of December 31, 2018), recognized under labor expenses.

21.2.	Defined benefits plan

The Company offers the following post-employment in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement.

21.2.1.	Medical assistance

The Company guarantees health care program cost coverage for a group of former employees who retired until 1998 and until 2003 at the Suzano, São Paulo administrative office and Limeira and until 2007 at the Jacareí unit, as well as their spouses for life and dependents while they are underage.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

Main actuarial risks related are (i) lower interest rates (ii) longer than expected mortality tables, (iii) higher than expected turnover and (iv) higher than expected medical costs growth.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

21.2.2.	Life insurance

The Company offers the life insurance benefit to the group of former employees who retired until 2005 at Suzano and São Paulo administrative office and did not choose for the supplementary retirement plan.

Main actuarial risks related are (i) lower interest rates and (ii) higher than expected mortality.

21.2.3.	Rollforward of actuarial liability

The rollforward of actuarial liability prepared based on actuarial report, are set forth below:

Balance at December 31, 2017	351,263
Interest on employee benefits	35,920
Actuarial loss	69,305
Benefits paid in the year	(26,061)
Balance at December 31, 2018	430,427
Business combination with Fibria (1)	147,877
Interest on employee benefits	44,496
Actuarial loss	147,640
Benefits paid in the year	(34,261)
Balance on December 31, 2019	736,179

1)	Business combination with Fibria its subsidiaries held on January 3, 2019, Note 1.2.1.

21.2.4.	Economic actuarial assumptions and biometric data

The main economic actuarial assumptions and biometric data used in the actuarial calculations are set forth below:

	December 31, 2019	December 31, 2018
Discount rate – medical assistance and life insurance	3.56% p.a.	4.91% p.a.
Medical cost growth rate above basic inflation	3.25% p.a.	3.25% p.a.
Economic inflation	3.50% p.a.	4.00% p.a.
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of mortality of disable persons	IAPB 57	IAPB 57
Retirement age	65 years	65 years
Family composition	90% married Men 4 years + old	90% married Men 4 years + old
Turnover	1,00% p.a.	1,00% p.a.
Permanency in the plan	100%	100%
Aging factor	0 to 24 years: 1.50% p.a 25 to 54 years: 2.50% p.a 55 to 79 years: 4.50% p.a Above 80 years: 2.50% p.a	0 to 24 years: 1.50% p.a 25 to 54 years: 2.50% p.a 55 to 79 years: 4.50% p.a Above 80 years: 2.50% p.a

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

21.2.5.	Sensitivity analysis

The Company made the sensitivity analysis regarding the relevant assumptions of the plans on December 31, 2019, as set forth below:

Relevant assumptions	Changes in premise	Increase in premisse	Decrease in premisse
Discount rate	0.50%	Decrease of 4.88%	Increase of 8.56%
Medical costs growth rate	0.50%	Increase of 8.27%	Decrease of 5.60%
Mortality	1.00%	Increase of 7.23%	Decrease of 4.40%
Estimated inflation rate	0.50%	No change	No change

21.2.6.	Forecast and average duration of payments of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical assistance and life insurance
2020	31,458
2021	32,701
2022	33,864
2023	35,014
2024	36,122
2025 on onwards	194,145

22.	SHARE-BASED COMPENSATION PLAN

On December 31, 2019, the Company had 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) common stock options, settled in shares.

22.1	Long term compensation plans (“PS and SAR”)

Certain executives and key members of the Management have a long-term compensation plan linked to the share price with payment in cash.

Throughout 2019, the Company granted the SAR and PLUS (Share Appreciation Rights) (“SAR”) plans of phantom stock options. In this plan, the beneficiaries should invest 5% of the total amount corresponding to the number of options of phantom shares at the grant date and 20% after 3 (three) years to acquire the option. The Company also granted long-term incentive plans to its key members as part of its retention policy. In this program, the beneficiary does not make any investment.

The vesting period of options may vary from 3 (three) to 5 (five) years, as of the grant date, in accordance with the characteristics of each plan.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The price of the share is calculated based on the average share quote of the 90 previous trading sessions starting from the closing quote on the last business day of the month prior to the month of the grant. The installments of these programs will be adjusted by the variation in the price of the SUZB3 at B3, between the granting and the payment period. On dates when the SUZB3 shares is not traded, the quote of the previous trading session will be considered.

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination of the employment by initiative of the Company or by initiative of the beneficiary, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

	December 31, 2019	December 31, 2018	December 31, 2017
	Number of shares
Beginning balance	5,045,357	5,055,519	3,048,991
Granted during of the year	2,413,038	1,415,476	3,035,488
Exercised (1)	(827,065)	(751,859)	(695,532)
Exercised due to resignation (1)	(106,983)	(153,601)	(161,270)
Abandoned / prescribed due to resignation	(527,910)	(520,178)	(172,158)
Ending balance	5,996,437	5,045,357	5,055,519

1)	For share options exercised and those exercised due to termination of employment, the average price on December 31, 2019 and December 31, 2018 was R$31.75 and R$47.77, respectively.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

On December 31, 2019, the consolidated outstanding phantom shares option plans are as set forth below:

December 31, 2019
Plan	Grant date	Exercise date	Fair value on grant date (1)	Quantity of outstanding options granted
SAR 2015	01/04/2015	01/04/2020	11.69	3,635
Deferral 2015	01/03/2016	01/03/2019	16.93
Deferral 2015	01/03/2016	01/03/2020	16.93	61,851
SAR 2016	01/04/2016	01/04/2021	15.96	64,075
PLUS 2016	01/04/2016	01/04/2021	15.96	16,708
SAR 2016 - Oct	03/10/2016	03/10/2021	11.03	8,934
SAR 2017	03/04/2017	03/04/2022	13.30	831,546
PLUS 2017	03/04/2017	03/04/2022	13.30	225,553
ILP 2017 - 36	03/04/2017	03/04/2020	13.30	304,512
ILP 2017 - 48	03/04/2017	03/04/2021	13.30	304,512
ILP 2017 - 60	03/04/2017	03/04/2022	13.30	304,512
ILP 2017 - CAB	01/05/2017	01/05/2020	13.30	307,141
ILP 2017 - 36 Oct	02/10/2017	02/10/2020	15.87	84,436
Deferral 2017	01/03/2018	01/03/2021	19.88	169,575
Deferral 2017	01/03/2018	01/03/2022	19.88	169,575
SAR 2018	02/04/2018	02/04/2023	21.45	726,537
PLUS 2018	02/04/2018	02/04/2023	21.45	74,592
ILP 2019 - 24	01/03/2019	01/03/2024	41.10	520,000
ILP 2019 - 36	01/03/2019	01/03/2024	41.10	520,000
Deferral 2018	01/03/2019	01/03/2022	41.10	92,356
Deferral 2018	01/03/2019	01/03/2023	41.10	92,356
ILP 2019 - 36 H	25/03/2019	25/03/2024	42.19	7,500
ILP 2019 - 48 H	25/03/2019	25/03/2024	42.19	7,500
ILP 2019 - 24 Apr	01/04/2019	01/04/2024	42.81	20,000
ILP 2019 - 36 Ar	01/04/2019	01/04/2024	42.81	20,000
SAR 2019	01/04/2019	01/04/2024	42.81	792,565
PLUS 2019	01/04/2019	01/04/2024	42.81	15,572
ILP - Retention 2019 - 12	01/10/2019	01/10/2020	31.86	105,964
ILP - Retention 2019 - 24	01/10/2019	01/10/2021	31.86	105,930
ILP 2019 - 24 Oct	01/10/2019	01/10/2021	31.75	7,800
ILP 2019 - 36 Oct	01/10/2019	01/10/2022	31.75	19,500
ILP 2019 - 48 Oct	01/10/2019	01/10/2023	31.75	11,700
				5,996,437

(1)	Amounts expressed in Reais.

22.2	Common stock option plan

Additionally, in 2019 the Company established a Restricted Shares plan based on the Company's performance (Program 5). The Plan associates the quantity of Restricted Shares granted to the Company's performance in relation to the EBITDA mark. The quantity of the restricted stock granted is defined in financial terms and is subsequently converted into shares based on the last 60 (sixty) stock exchange trading days on December 31, 2019 of SUZB3 at B3.

After measurement of 2019 EBITDA, the Restricted Shares will be granted immediately, as they not have to comply to the vesting period. However, the beneficiaries of the grant must comply to the lockup period of thirty-six (36) months during which they will not be able to market the shares.

In the event that the beneficiaries leave the Company before the end of the fiscal year for the measurement of EBITDA, they will lose the right to the grant of Restricted Share.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date	Shares Granted	Restricted year for transfer of shares
Program 4	01/02/2018	01/02/2019	R$39.10	130,435	01/02/2022

22.3	Measurement assumptions

In the case of the phantom shares plan, since the settlement is in cash, the fair value of options is remeasured at the end of each period based on the Monte Carlo Method (“MMC”), which is multiplied by the Total Shareholder Return (“TSR”) in the period (which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil).

The fair value of the plan of common shares of Program V, was estimated based on the binomial probability model, which considers the dividends distribution rate and the following assumptions:

(i)	the expectation of volatility was calculated for each exercise date, considering the remaining time to complete the vesting year, as well as the historical volatility of returns, considering a standard deviation of 745 observations of returns;

(ii)	the expectation of average life of phantom stocks and stock options was defined by the remaining term until the limit exercise date;

(iii)	the expectation of dividends was defined based on historical earnings per share of the Suzano;

(iv)	risk-free weighted average interest rate used was the Brazilian Reais yield curve (DI expectation) observed on the open market, which is the best comparison basis with the Brazilian market risk-free interest rates. The rate used for each exercise date changes according to the vesting year.

The amounts corresponding to the services received and recognized in the consolidated financial statements are set forth below:

	Liabilities and equity		Income Statement
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2017
Non-current liabilities
Provision for phantom stock plan	136,505	124,318	(46,389)	(126,439)	(32,192)
Shareholders' equity
Stock option granted	5,979	5,100	(879)	(5,170)	(1,521)
Total general and administrative expenses from share-based transactions			(47,268)	(131,609)	(33,713)

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

23	LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	December 31, 2019	December 31, 2018
Lands and forests acquisition
Real estate receivables certificates (1)	78,345	91,085
Duratex (2)		385,397
	78,345	476,482
Business combination
Facepa (3)	42,533	41,185
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (4)	420,737	474,845
	463,270	516,030
	541,615	992,512

Current liabilities	94,414	476,954
Non-current liabilities	447,201	515,558

1)	Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, restated by the IPCA.

2)	Refers to the commitments related to the acquisition of rural properties and forests (biological assets), restated by the IPCA settled in August 2019.

3)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining restated at the Amplified Consumer Price Index (“IPCA”), adjusted by any losses incurred through the payment date, with maturities in March 2023 and March 2028.

4)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The monthly settlements are subject to interest and restated at the variation of the U.S. dollar exchange rate and partially restated by variation of the IPCA.

24	LONG-TERM COMMITMENTS

The Company entered into long-term take-or-pay agreements with pulp, transportation, diesel, and chemical and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded at December 31, 2019. The total contractual obligations assumed at December 31, 2019 equivalent to R$7,335,609 per year (R$11,258,885 at December 31, 2018).

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

25	SHAREHOLDERS’ EQUITY

25.1	Share capital

In January 2019, the Company's share capital was increased in the amount of R$3,027,528, with the issuance of 255,437,439 registered common shares, with no par value, in accordance with resolutions adopted at the Extraordinary Shareholders’ Meeting, which the incorporation by the Company its subsidiary Eucalipto Holding S.A. was approved in connection with the business combination with Fibria, as described in Note 1.2.1.

On December 31, 2019, the share capital of Suzano is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The value of the share capital is net of the public offering expenses of R$33,735.

The breakdown of the share capital is set forth below:

	Ordinary
Shareholder	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,800,797	14.31
Managements	35,532,742	2.61
Alden Fundo de Investimento em Ações	26,154,741	1.92
	624,100,609	45.85
Treasury	12,042,004	0.88
BNDESPAR	150,217,425	11.04
Votorantim S.A.	75,180,059	5.52
Other shareholders	499,723,487	36.71
	1,361,263,584	100.00

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

On December 31, 2019, SUZB3 common shares ended the year quoted at R$39.68 (R$38.08 on December 31, 2018).

25.2	Dividends

The Company´s bylaws establishes that the minimum annual dividend is the lowest value between:

(i)	25% of adjusted net income for the year pursuant to Article 202 of Brazilian Law nº.6,404/76, or

(ii)	10% of the Company's consolidated operating cash generation for the year.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

On April 18, 2019, on Ordinary Shareholders’ Meeting was approved a payment of dividends in the amount of R$600,000, being complementary in the amount of R$596,534 paid through the reserve of profits and minimum mandatory dividends in the amount of R$3,466, the disbursement occurred on April 30, 2019.

On December 31, 2019, no dividends were distributed as the Company presented a loss in the year (R$3,466 on December 31, 2018 as the Company presented a profit).

25.3	Reserves

25.3.1	Income reserve

They are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:

(i)	legal: it is measured based on 5% (five percent) of net profit of each fiscal year as specified in article 193 of Brazilian Law nº. 6,404/76, which shall not exceed 20% (twenty percent) of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increase and aims to ensure the integrity of the share capital. On December 31, 2019, this reserve absorbed R$105,671 related of loss and corresponds to 5% of share capital.

(ii)	capital increase: it is measured basis of up to 90% (ninety percent) of the remaining balance of net income for the year and limited to 80% (eighty percent) of the share capital, pursuant to the Company's Bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure to the Company adequate operating conditions. On December 31, 2019, this reserve absorbed R$1,730,629 related of loss and was used in full.

(iii)	special statutory: it is measured basis of up to 10% (ten percent) of the remaining balance of net income for the year and aims to ensure the continuity of the semiannual distribution of dividends, up to the limit of 20% (twenty percent) of the share capital. On December 31, 2019, this reserve absorbed R$242,612 related of loss and was used in full.

(iv)	tax incentives: it is measured as specified in article 195-A of the Brazilian Law No. 6,404/76, modified by Brazilian Law nº. 11,638/07, based on donation or the amounts of government grants for investment. On December 31, 2019 this reserve absorbed R$684,563 and was used in full.

25.3.2	Capital reserve

They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemption, reimbursement and purchase of shares.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

The breakdown of capital reserves is arising from stock options in the amount of R$5,979 and the issuance of shares related to the business combination with Fibria in the amount of R$6,410,885, as disclosed in note 1.2.1.1. As of December 31, 2019, this reserve was not used to absorb losses and the balance corresponded to 69% of the share capital.

25.4	Other reserves

These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Debenture conversion 5th issue	Actuarial gain (loss)	Exchange variation on conversion of financial statements of foreign subsidiaries	Deemed cost	Total
Balances at December 31, 2017	(45,745)	(52,749)	26,622	2,370,200	2,298,328
Actuarial gain (loss)		(45,741)			(45,741)
Gain (loss) on conversion of financial statements and on foreign investments			137,546		137,546
Realization of deemed cost, net of taxes				(68,424)	(68,424)
Balances at December 31, 2018	(45,745)	(98,490)	164,168	2,301,776	2,321,708
Actuarial gain (loss)		(95,283)			(95,283)
Gain (loss) on conversion of financial statements and on foreign investments			47,834		47,834
Realization of deemed cost, net of taxes				(52,918)	(52,918)
Balances at December 31, 2019	(45,745)	(193,773)	212,002	2,248,858	2,221,342

25.5	Treasury shares

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2017	13,842,004	17.42	241,088	258,797
Sale	(1,800,000)	12.68	(22,823)	(66,636)
Balances at December 31, 2018	12,042,044	18.13	218,265	458,560
Balances at December 31, 2019	12,042,044	18.13	218,265	477,827

25.6	Result absorption

	Limit on share capital%	Result absorption		Reserve balances
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Realization of deemed cost, net of taxes		(52,918)	(68,424)
Tax incentive reserve		(684,563)	288,557		684,563
Special statutory reserve		(242,612)	7,882		242,612
Legal reserve	20%	(105,671)	15,917	317,144	422,815
Capital increase reserve	80%	(1,730,629)	70,940		1,730,629
Minimum mandatory dividends			3,466
		(2,816,393)	318,339	317,144	3,080,619

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

26	EARNINGS (LOSS) PER SHARE

26.1	Basic

The basic (loss) earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

	December 31, 2019	December 31, 2018	December 31, 2017
Resulted of the year attributable for controlling shareholders’	(2,817,518)	319,693	1,820,994
Weighted average number of shares in the year	1,361,264	1,105,826	1,106,297
Weighted average treasury shares	(12,042)	(12,333)	(14,597)
Weighted average number of outstanding shares	1,349,222	1,093,493	1,091,700
Basic loss per common share - R$	(2.08825)	0.29236	1.66804

26.2	Diluted

The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	December 31, 2019	December 31, 2018	December 31, 2017
Resulted of the year attributed to controlling shareholders’	(2,817,518)	319,693	1,820,994
Weighted average number of shares in the year (except treasury shares)	1,349,222	1,093,493	1,091,700
Adjustment by stock options		1,386	2,428
Weighted average number of shares (diluted)	1,349,222	1,094,879	1,094,128
Diluted loss per common share - R$	(2.08825)	0.29199	1.66433

Due to the loss in the year, the Company does not consider the dilution effect in the measurement.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

27	NET FINANCIAL RESULT

	December 31, 2019	December 31, 2018	December 31, 2017
Financial expenses
Interest on loans, financing and debentures (1)	(3,358,806)	(1,033,485)	(988,382)
Amortization of fundraising costs	(220,642)	(44,499)	(49,517)
Other financial expenses	(600,948)	(422,390)	(180,577)
Amortization of fair value adjustment on business combination with Fibria	1,548
	(4,178,848)	(1,500,374)	(1,218,476)
Financial income
Marketable securities	392,018	442,378	285,888
Other financial income	63,816	17,329	19,890
Amortization of fair value adjustment on business combination with Fibria	37,412
	493,246	459,707	305,778
Income from derivative financial instruments
Income	2,711,394	588,049	332,961
Expenses	(3,786,646)	(3,323,245)	(259,690)
	(1,075,252)	(2,735,196)	73,271
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	(1,764,035)	(1,311,061)	(163,418)
Monetary and exchange rate variations - other assets and liabilities (2)	(200,892)	244,411	(15,995)
	(1,964,927)	(1,066,650)	(179,413)
	(6,725,781)	(4,842,513)	(1,018,840)

1)	Not include the amount of R$4,213 arising from capitalized interest in the year ended on December 31, 2019 (R$1,772 in the year ended on December 31, 2018). Additionally, included the amount of R$770 related to interest of FIDC (R$2,268 in the year ended on December 31, 2018).

2)	Includes effects of exchange rate variations of customers, suppliers, cash and cash equivalents, marketable securities and others.

28	NET SALES

	December 31, 2019	December 31, 2018	December 31, 2017
Gross sales	31,395,955	14,802,821	11,752,459
Sales deductions
Adjustment to present value	(5,316)	(4,984)
Returns and cancelations	(109,641)	(75,477)	(50,199)
Discounts and rebates (1)	(3,835,140)	(15,695)	(6,589)
	27,445,858	14,706,665	11,695,671

Taxes on sales (2)	(1,432,908)	(1,263,289)	(1,114,998)
Net sales	26,012,950	13,443,376	10,580,673

1)	The customer contracts of Fibria, a wholly-owned subsidiary incorporated on April 1, 2019, provide for contractual discounts that were maintained and that, therefore, impacted the Company's income in 2019.

2)	In 2018, included the social contribution to the National Institute of Social Security (“INSS”), which represents 2.5% of the gross sales revenue in the domestic market. This is a tax obligation pursuant to Law n°. 12.546/11, article 8, Appendix I and their respective amendments.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

29	SEGMENT INFORMATION

29.1	Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information disclosed under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are set forth below:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

29.2	Information of operating segments

	December 31, 2019
	Pulp	Paper	Not segmented	Total
Net sales	21,027,686	4,985,264		26,012,950
Domestic market (Brazil)	1,833,936	3,480,279		5,314,215
Foreign market	19,193,750	1,504,985		20,698,735
Asia	9,605,799	136,882		9,742,681
Europe	5,950,832	221,697		6,172,529
North America	3,592,563	382,628		3,975,191
South and Central America	44,556	710,086		754,642
Africa		53,692		53,692
Cost of sales	(17,440,018)	(3,303,464)		(20,743,482)
Gross profit	3,587,668	1,681,800		5,269,468
Gross margin (%)	17.1%	33.7%		20.3%

Operating income (expenses)	(2,089,286)	(679,719)	128,115	(2,640,890)
Selling	(1,503,775)	(401,504)		(1,905,279)
General and administrative	(806,774)	(366,584)		(1,173,358)
Other operating, net	209,577	68,062	128,115	405,754
Income from associates and joint ventures	11,686	20,307		31,993

Operating profit before net financial income (“EBIT”) (1)	1,498,382	1,002,081	128,115	2,628,578
Operating margin (%)	7.1%	20.1%		10.1%

Financial result, net			(6,725,781)	(6,725,781)
Net income (loss) before taxes	1,498,382	1,002,081	(6,597,666)	(4,097,203)

Income taxes			1,282,461	1,282,461

Net income (loss) for the year	1,498,382	1,002,081	(5,315,205)	(2,814,742)
Profit (loss) margin for the year (%)	7.1%	20.1%		(10.8)%
Result of the year attributable to controlling Shareholders	1,498,382	1,002,081	(5,317,981)	(2,817,518)
Result of the year attributed to non-controlling shareholders			2,776	2,776

Depreciation, depletion and amortization	7,575,630	516,322		8,091,952

1)	Earnings before interest and tax.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

	December 31, 2018
	Pulp	Paper	Not segmented	Total
Net sales	8,783,274	4,660,102		13,443,376
Domestic market (Brazil)	744,566	3,307,074		4,051,640
Foreign market	8,038,708	1,353,028		9,391,736
Asia	3,837,998	101,695		3,939,693
Europe	2,810,899	225,111		3,036,010
North America	1,340,907	210,831		1,551,738
South and Central America	48,904	774,730		823,634
Africa		40,661		40,661
Cost of sales	(3,965,912)	(2,956,419)		(6,922,331)
Gross profit	4,817,362	1,703,683		6,521,045
Gross margin (%)	54.8%	36.6%		48.5%

Operating income (expenses)	(626,887)	(886,347)		(1,513,234)
Selling expenses	(212,869)	(385,857)		(598,726)
General and administrative expenses	(275,859)	(549,350)		(825,209)
Other operating income (expenses), net	(138,159)	41,284		(96,875)
Income from associates and joint ventures		7,576		7,576

Operating profit before net financial income (1)	4,190,475	817,336		5,007,811
Operating margin (%)	47.7%	17.5%		37.3%
Financial result, net			(4,842,513)	(4,842,513)
Net income (loss) before taxes	4,190,475	817,336	(4,842,513)	165,298
Income taxes			154,516	154,516

Net income (loss) for the year	4,190,475	817,336	(4,687,997)	319,814
Profit margin for the year (%)	47.7%	17.5%		2.5%
Result of the year attributable to controlling shareholders	4,190,475	817,336	(4,688,118)	319,693
Result of the year attributed to non-controlling shareholders			121	121

Depreciation, depletion and amortization	1,105,381	457,842		1,563,223

1)	Earnings before interest and tax.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

	December 31, 2017
	Pulp	Paper	Not segmented	Total
Net sales revenue	6,920,494	3,660,179		10,580,673
Domestic market (Brazil)	624,320	2,597,838		3,222,158
Foreign market	6,296,174	1,062,341		7,358,515
Asia	2,976,504	32,950		3,009,454
Europe	2,262,162	139,572		2,401,734
North America	966,789	254,971		1,221,760
South and Central America	90,719	608,445		699,164
Africa		26,403		26,403
Cost of sales	(3,937,036)	(2,559,268)		(6,496,304)
Gross profit	2,983,458	1,100,911		4,084,369
Gross margin (%)	43.1%	30.1%		38.6%

Operating income (expenses)	(104,985)	(749,449)	48,517	(805,917)
Selling	(163,879)	(259,446)		(423,325)
General and administrative	(185,141)	(343,833)		(528,974)
Other operating, net	244,035	(152,042)	48,517	140,510
Income from associates and joint ventures		5,872		5,872

Operating profit before net financial income (“EBIT”) (1)	2,878,473	351,462	48,517	3,278,452
Operating margin (%)	41.6%	9.6%		31.0%

Financial result, net			(1,018,840)	(1,018,840)
Net income (loss) before taxes	2,878,473	351,462	(970,323)	2,259,612

Income taxes			(438,618)	(438,618)

Net income (loss) for the year	2,878,473	351,462	(1,408,941)	1,820,994
Profit (loss) margin for the year (%)	41.6%	9.6%		17.2%
Result of the year attributable to controlling shareholders	2,878,473	351,462	(1,408,941)	1,820,994

Depreciation, depletion and amortization	1,007,280	395,498		1,402,778

1)	Earnings before interest and tax.

29.3	Net sales by product

The following table set forth the breakdown of consolidated net sales by product:

Products	December 31, 2019	December 31, 2018	December 31, 2017
Market pulp (1)	21,027,686	8,783,274	6,920,494
Printing and writing paper (2)	4,100,502	3,834,380	2,265,093
Paperboard	823,360	764,701	1,273,540
Other	61,402	61,021	121.546
Net sales	26,012,950	13,443,376	10,580,673

1)	Revenue from fluff pulp represents (around 1% of total net sales) and, therefore, was included in market pulp sales.

2)	Tissue is a recently launched product and its revenues represent less than 2% of total net sales. Therefore, it was included in the sales of printing and writing paper.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

29.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	December 31, 2019	December 31, 2018
Pulp	7,942,486	45,752
Consumer goods	119,332	112,582
	8,061,818	158,334

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

30	EXPENSES BY NATURE

	December 31, 2019	December 31, 2018	December 31, 2017
Cost of sales (1)
Personnel expenses	(1,374,331)	(649,741)	(546,090)
Variable cost	(10,067,716)	(3,197,895)	(2,994,349)
Logistics cost	(2,776,021)	(1,044,899)	(963,379)
Depreciation, depletion and amortization	(4,290,308)	(1,523,935)	(1,367,856)
Amortization of fair value adjustment on business combination with Fibria and Facepa	(2,844,741)
Other	609,635	(505,861)	(624,630)
	(20,743,482)	(6,922,331)	(6,496,304)
Selling expenses
Personnel expenses	(215,640)	(145,844)	(106,083)
Services	(85,161)	(78,227)	(45,593)
Logistics cost	(618,089)	(297,129)	(220,944)
Depreciation and amortization	(84,018)	(4,471)	(3,547)
Amortization of fair value adjustment on business combination with Fibria	(820,730)
Other (2)	(81,641)	(73,055)	(47,158)
	(1,905,279)	(598,726)	(423,325)
General and Administrative expenses
Personnel expenses	(642,543)	(469,661)	(309,019)
Services	(323,841)	(235,544)	(105,522)
Depreciation and amortization	(52,830)	(34,817)	(31,375)
Amortization of fair value adjustment on business combination with Fibria	26,609
Other (3)	(180,753)	(85,187)	(83,058)
	(1,173,358)	(825,209)	(528,974)
Other operating (expenses) income net
Rents and leases	5,805
Result from sale of other products, net (4)	15,229	8,785	4,765
Result from sale and disposal of property, plant and equipment and biological assets, net	(63,454)	4,523	4,700
Result on fair value adjustment of biological assets	185,399	(129,187)	192,504
Partial write-off of intangible assets			(18,845)
Provision for loss and write-off of property, plant and equipment and biological assets		(18,103)	(66,707)
Amortization of intangible assets	(8,193)	(9,947)	(8,303)
Receipt of royalties			2,603
Judicial agreements			20,231
Land conflict agreement			(11,779)
Insurance reimbursement	7,917
Trade agreement credits (5)	87,000	51,846	10,671
Provision for loss of judicial deposits	(3,284)
Amortization of fair value adjustment on business combination with Fibria, Facepa and Ibema	(12,143)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (6)	128,115	335	5,613
Other operating income (expenses), net	63,363	(5,127)	5,057
	405,754	(96,875)	140,510

1)	Includes the amount of R$615.394, related to idle capacity and maintenance downtime.

2)	Includes expected credit losses, insurance, materials of use and consumption, expenses with travel, accommodation, participation in trade fairs and events.

3)	Includes corporate expenses, insurance, materials of use and consumption social projects and donations, expenses with travel and accommodation.

4)	Includes depletion from wood sold in the amount of R$5,598 (On December 31, 2018 R$9,869).

5)	The amount refers to the receipt of credits from compulsory loans discussed in lawsuits against Centrais Elétricas Brasileiras S.A. (Eletrobrás).

6)	For further information see Note 9.

Suzano S.A. Consolidated financial statements Year ended December 31, 2019, 2018 and 2017 (In thousands of R$, unless otherwise stated)

31	INSURANCE COVERAGE

The Company has insurance coverage for operational risks, with a maximum coverage of R$8,822,000. Additionally, the Company has insurance coverage for civil general liabilities in the amount of U.S.$20,000,000 corresponding to R$80,614,000 on December 31, 2019.

Company's Management considers these amounts adequate to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international transportation insurance policy effective through May 2020, renewable for additional 12 months.

In addition, it has insurance coverage for civil responsibility for Directors and Executives for amounts considered adequate by Management.

The assessment of the sufficiency of insurance coverage is not part of the scope of the examination of the financial statements by our independent auditors.